                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          AMENDMENT NO. 1 TO FORM 10-SB

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

       Under Section 12 (b) or (g) of the Securities Exchange Act of 1934


                                  Go Call, Inc.
                                  -------------
                 (Name of Small Business Issuer in its charter)


         Delaware                                              65-0794980
         --------                                              ----------
(State or other jurisdiction of                             (I.R.S. Employer
incorporation or organization)                            Identification Number)



     Plaza 138, Unit 5, Route 138, KM 30, Kahnawake, Quebec, Canada, J0L1B0
     ----------------------------------------------------------------------
               (Address of principal executive offices) (Zip Code)


                                  450-691-3051
                                  ------------
                (Issuer's telephone number, including area code)

                                 with copies to:

                               Matthias & Berg LLP
                              Jeffrey P. Berg, Esq.
                        1990 South Bundy Drive, Suite 790
                          Los Angeles, California 90025
                                 (310) 820-0083


           Securities to be registered under Section 12(b) of the Act:

                                                   Name of each exchange on
         Title of each class                       which each class is to be
         to be so registered                              registered
         -------------------                       -------------------------
                None                                        None

           Securities to be registered under Section 12(g) of the Act:

                    Common Stock, $0.001 par value per share
                                (Title of class)

                              AVAILABLE INFORMATION

         Upon this Registration Statement becoming effective, the Company will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith will file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at its New York Regional Office, Room 1300, 7 World Trade Center, New York, New York 10048; and at its Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained from the Public Reference Section of the Commission at prescribed rates. In addition, such materials may be accessed electronically at the Commission's site on the World Wide Web, located at http:/www.sec.gov.

         The Company intends to furnish its stockholders with annual reports containing audited financial statements and such other reports as the Company deems appropriate or as may be required by law.

         This Amended Registration Statement on Form 10-SB/A (the "Registration Statement") may be deemed to contain forward-looking statements. Forward-looking statements in this Registration Statement or hereafter included in other publicly available documents filed with the Securities and Exchange Commission (the "Commission"), reports to the Company's Stockholders and other publicly available statements issued or released by the Company involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance (financial or operating) or achievements to differ from the future results, performance (financial or operating) or achievements expressed or implied by such forward-looking statements. Such future results are based upon management's best estimates based upon current conditions and the most recent results of operations. These risks include, but are not limited to, the risks set forth herein, each of which could adversely affect the Company's business and the accuracy of the forward-looking statements contained herein.

PART I

ITEM 1.  DESCRIPTION OF BUSINESS

GENERAL

         Go Call, Inc., a Delaware corporation (the "Company"), together with its wholly-owned subsidiaries, Go Cash, Inc., a Turks and Caicos corporation, and Go Call Canada, Inc., an Ontario (Canada) corporation, (collectively, the "Company") is principally a provider of services to businesses engaged in electronic commerce on the Internet ("E-commerce"). Such services include research and development of E-commerce technology, management, marketing and long-range planning. The Company also has approximately a 92% interest in Country Star Restaurants, Inc., a Delaware corporation, which operates a country music theme restaurant in California.

         Go Call Canada, Inc., an Ontario corporation ("Go Call Canada"), is a wholly-owned subsidiary of the Company which is principally a provider of services to businesses engaged in "E-commerce, including services to online casinos. Such services include research and development of E-commerce technology, management, marketing and long-range planning.

         Go Cash, Inc., a Turks and Caicos corporation ("Go Cash"), is a wholly-owned subsidiary of the Company which performs all of the functions of the Company's business of providing turnkey management services to electronic casinos. These services are performed outside the United States. Go Cash's services include ongoing marketing of the casino's business and performing calculations, preparing the website graphical interface with the customer, managing secure electronic transfer of funds, storage of data on individual players, administration of customer support service, continuous update of website and addition of new games. Certain specific services, such as processing of credit card transactions, are outsourced to unrelated third parties.

HISTORY OF THE COMPANY

         The Company was incorporated on March 1, 1994, as Omni Advantage, Inc., a Louisiana corporation. The Company formed a Delaware subsidiary, Go Call, Inc. ("Go Call"), and merged into such subsidiary on February 17, 1998. Go Phone Inc., an Ontario (Canada) corporation ("Go Phone"), was formed on August 10, 1995 and engaged in telecommunications business, including sale of long distance time, sale of prepaid telephone cards and operation of an Internet service provider for the Ontario market. Pursuant to an agreement effective February 24, 1998, the Company acquired all of the issued and outstanding shares of common stock of Go Phone in which the Go Phone shareholders received 5,906,175 shares of Go Call, which represented approximately seventy-two percent (72%) of the Company's issued and outstanding shares of Common Stock.

         Pursuant to a Stock Acquisition Agreement dated as of March 11, 1999, the Company acquired approximately 92% of the issued and outstanding common stock of Country Star Restaurants ("Country Star"), a Delaware corporation, from the three principal shareholders of Country Star in exchange for 4,552,751 shares of the Company's Common Stock, which represented twenty-three percent (23%) of all of the Company's issued and outstanding Common Stock. The Company announced its intention to the remaining shareholders of Country Star to merge Country Star into the Company in exchange for shares of the Company's Common Stock. After assuming control of Country Star's operations, the Company advanced approximately $250,000 to Country Star in exchange for a promissory note secured by all of Country Star's assets. Management of the Company subsequently determined that the Company had not received complete disclosure of Country Star's operations and, pursuant to a repurchase agreement dated as of August 5, 1999, redeemed the 4,552,751 shares of its Common Stock for a cash payment of $728,440. As of August 19, 1999, Country Star and the Company agreed to terminate plans to merge the two companies. The Company has announced its intention to dispose of its interest in Country Star as and when a suitable buyer becomes available. No assurance can be given that the Company will be able to able to sell its interest in Country Star on terms acceptable to the Company, or at all.

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BUSINESS OF THE COMPANY

BUSINESS PLAN

         As of February, 1998, the principal business of the Company was the marketing of telecommunications services, a business which had been carried out by Go Phone. During the remainder of 1998, management of the Company explored a number of new business possibilities pursuant to its goal of exploiting its technological and marketing experience to expand into a variety of E-commerce businesses. Thus, while the Company intends to draw on its skills to provide services to a number of different companies engaged in E-commerce, there is no specifically targeted industry or business segment for such potential customers and co-venturers. The Company recognizes that to carry out its goal it will be necessary to enter into a number of E-commerce ventures long before they are proven to be successful and, therefore, that an essential element of its business plan involves entering into of a number of new businesses and, inevitably, the shelving of those which do not meet the Company's expectations. In addition, because of the need to act quickly, the Company will require a significant amount of outside financing to carry out its business plan. Only a small number of the E-commerce ventures entered into by the Company have shown enough revenue or promises of revenue for the Company to continue developing them. See "Description of Business - Competition."

         As of the date of this Registration Statement, the Company's has two principal businesses, one active business and one in development. Its principal active business: is providing services to unrelated Internet gaming businesses. Its principal business in development is Go Indexus, a sophisticated, constantly updated E-commerce "yellow pages." In addition, the Company operates four other businesses, none of which generates significant revenue: (i) Marketing personal pagers which, in addition to the usual services, carry paid advertisements, including information on odds for sports books; (ii) operation of a resort hotel in the Dominican Republic; (iii) operation of a country music theme restaurant in California; and (iv) Go Internet Kiosks, which are stand-alone, Internet-connected computers available to the public for a fee and which are intended to be located, among other locations, in convenience stores. In addition, the Company is operating GoBannerAd.com, which provides services to prepare and market Internet "banner" advertisements, pending closing of a sale of that business pursuant to an agreement dated August 16, 1999. As of the date of this Registration Statement, the gaming service business provides almost all of the Company's revenue; the technology for Go.Indexus is still in the development stage; and the Company has placed the Internet Kiosks and the Banner.Ad businesses on hold, pending entering into arrangements with joint venture partners to share the development and marketing responsibilities. The Company estimates that the Go.Indexus technology may require financing of approximately $2,000,000 and six months of development time to bring the technology to the point where it can be commercially marketable, of which no assurance can be given. No assurance can be given that any of the businesses other than that providing services to gaming companies will generate revenue to the Company or that the amount of revenue received by the Company from the provision of services to the gaming industry will be adequate to sustain operations.

BACKGROUND OF INTERNET BUSINESS

         The Internet has become an important medium for communication, news, entertainment and commerce. As a result, it is experiencing rapidly increasing public awareness, substantial growth and acceptance on a global scale. A 1998 report issued by the United States Department of Commerce estimated that the number of Internet users worldwide is expected to increase from approximately 100 million at year end 1997 to over 320 million by the year 2002. The same report projects even higher growth rates for traffic and electronic commerce. E-commerce is expected to increase from an estimated $8.6 billion in 1998 to approximately $23.3 billion in 2001. In addition, this growth is being driven by rapid technological advances such as the installation of more secure networks, the introduction of better and higher performance Internet access options and the improvement of PCs, as well as the increased penetration of PCs in both the home and the workplace.

         One of the basic growth factors of the Internet is its ability to deliver information in ways that are not possible using traditional media sources such as broadcast or print media. Unlike these traditional sources the Internet is capable of combining textual, graphical, streamed audio and streamed video formats in a dynamic, interactive and real-time environment. This has created new programming and content delivery opportunities that are not only capturing the interest of the general public but also shifting user preferences away from traditional news and entertainment sources.

         A second growth factor of the Internet is the fact that it is rapidly becoming a powerful and credible new commerce channel. The Internet has already had a significant impact on consumer and business transactions in a broad range of industries, including financial services, particularly online securities trading, and numerous consumer product sectors. Individuals are showing increasingly strong preferences to consummate transactions online rather than via traditional means such as over the phone or in person.

         The Company believes that because of the Internet we will see a profound difference in the way both businesses and individuals engage in trade, and consumers will use various applications of E-commerce trading in their everyday activities, from grocery shopping to stock trading, booking travel, obtaining home loans, buying a new car, from telephone calls to interactive videoconferencing in their own homes.

         Most E-commerce businesses exploit the interactive nature and the instantaneous communications of the Internet to bypass the relative inefficiencies of existing marketing methods. Thus, for example, a resident of the United Kingdom can engage in online gaming from the privacy of his home, without the necessity of traveling to the site of a casino. At present, there may be thousands of businesses seeking means to market their products and services over the Internet. It is the Company's goal to identify a handful of E-commerce businesses, either in the planning or start-up stage, which it perceives have a reasonable chance for success and which can benefit from some of the skills and assets which the Company has to offer.

THE COMPANY'S SERVICE BUSINESS TO OFFSHORE GAMING BUSINESSES

         The Company does not own any casinos and does not accept or place any wagers; rather, Go Cash provides services to online casinos owned by unrelated third parties which are located and incorporated outside the United States. The casino service business commenced in the last four months of 1998. For the ten-month period from January 1, 1999 through October 31, 1999, the Company processed approximately $50 million in gross wagers, which generated approximately $1.5 million in revenue to the Company. The Company provides these services on an ongoing basis to three unrelated foreign companies which own and operate online gaming businesses. The Company services the gaming operations owned by GoCasino.com and ImperialDragonCasino.com, including purchasing or leasing the necessary software to manage the business. The Company's services include ongoing marketing of the casino's business, performing calculations and determining odds, preparing the website graphical interface with the customer, managing secure electronic transfer of funds, storage of data on individual players, administration of customer support service, continuous update of website and addition of new games. The processing of the wagering transactions for GoCasino.com and ImperialDragonCasino.com is performed outside the United States by its subsidiary Go Cash. Certain specific services, such as processing of credit card transactions, are outsourced to unrelated third parties.

         The Company began its casino service operation in September, 1998, with GoCasino.com, an Antigua corporation. In August, 1999, the Company began providing services to ImperialDragonCasino.com, an Antigua corporation, which intends to exploit markets in Asia.

         At the beginning of November, 1999, the Company launched its business of providing services to an unaffiliated third party sports wagering company ("Sports Book") in which customers can place bets on major sports events and can designate a charitable organization to receive an amount equal to 10% of such customer's losses. Although the Company's experience in servicing its existing casino customers should be a significant advantage in servicing the sports book, there are important differences. In general, casino games involve a long-term percentage which works against the player and generates steady profits from operations for the casino. With rare exceptions, this advantage should provide a stable and predictable profit to the casino. In sports betting, there is a theoretical percentage which represents the advantage a bookmaker would have if the odds guaranteed a constant commission regardless of the outcome. Thus, a player might wager $11 to win $10. While the profit margin may be greater in sports wagering than in casino games, no assurance can be given that any sports book, including one which has contracted with the Company, will generate gross profits from operations, and, if not, the Company would receive no revenue for its services.

PAGER BUSINESS

         In March, 1999, the Company entered into an agreement with PageMaster Corporation ("PageMaster") under which PageMaster and the Company are engaging in a mutual promotion of their respective businesses. PageMaster provides pagers to the Company without cost as long as such pagers are marketed by the Company to persons who sign up for at least one year's pager service. The Company will distribute the pagers free of charge and will be entitled to run "string" advertisements on the pagers indefinitely. Such string ads will include information on odds on major sporting events, which are designed to stimulate interest in wagering on the Sports Book serviced by the Company.

INDEXUS

         The Company is developing software for an Internet "yellow pages" which enables companies to provide instantly updated information on their services and products prices to potential customers. Current search-engine based directories are incapable of such instantaneous updating and, in the opinion of management, are far less useful to companies and consumers alike. The Company intends to charge participating companies a flat annual fee for listing in the searchable directory. In addition, the Company intends to sell banner advertisements on the search engine website. The Company estimates that the development and marketing of Indexus will require approximately five months more work and an expenditure of approximately $2,000,000. No assurance can be given that the development will result in a commercially viable system or that, if it does, the Company will receive revenue from exploitation of Indexus.

CARIBBEAN RESORT

         In November 30, 1997, the Company acquired a hotel property ("Resort Property") in the Dominican Republic for 3,360,000 shares of Common Stock of Go Phone, which constituted approximately 18% of the issued and outstanding Common Stock of Go Phone. In addition to deriving revenue from tourists referred by travel agents, the Company offers one-week packages as promotions for potential customers of the Company's other activities, principally Internet gaming.

OTHER OPERATIONS

         The following four businesses, which involve little activity and virtually no revenue to the Company, are either being phased out or have been placed on hold pending a decision by management whether or not to expend resources to develop them.

TELECOMMUNICATIONS

         The Company continues to provide minimal telecommunication services in the Greater Toronto, Ontario area. This business was formerly the principal operation of Go Phone; and management of the Company does not intend to expend money and personnel on expansion.

INTERNET CAFE

         The Company operates an "Internet Cafe" in Kitchener, Ontario, where customers can eat, drink and rent time at computer stations to surf the Internet and check e-mail. The Company does not plan to build more such cafes and uses the existing cafe solely as a testing ground for products and services offered by the Company in connection with its other operations.

INTERNET KIOSKS

         Internet Kiosks are stand-alone computer stations, much like public telephones, where a consumer can log on to the Internet and send and receive e-mail. These are intended to be placed in high traffic areas, such as convenience stores and airports. The Company is beta testing these kiosks and is considering different methods of marketing them.

INTERNET BANNER SWAP ADVERTISEMENTS

         The Company engages in swap advertising on the Internet, wherein the Company provides free banner advertising on the websites marketed by the Company in exchange for free banner ads on websites operated by third parties. This division was sold, for shares of common stock of the purchaser, under a contract dated August 16, 1999 to an unaffiliated third party, but this sale has not yet closed. The purchaser has demanded delivery of the division and closing of the transaction. Pending the resolution of these issues, the Company continues to operate the banner ad business. See "Legal Proceedings."


YEAR 2000

         The Year 2000 ("Y2K") risk is the result of computer programs being written using two digits rather than four digits to define the applicable year. Computer programs that have sensitive software may recognize a date using "00" as the year 1900 rather than the Y2K. As a result, computer systems and/or software used by many companies and governmental agencies may need to be upgraded to comply with Y2K requirements or risk system failure or miscalculations causing disruptions of normal business activities.

         Based on an internal assessment, the Company believes that its software programs, either leased or purchased from outside vendors, are Y2K compliant or will be by December 31, 1999. The Company began assessing its state of Y2K readiness during late 1998. This included reviewing the Y2K compliance of third-party software vendors and of those companies which perform critical services for the Company, including credit card processing of wagering transactions. The Company will continue to require its service providers and vendors of software to provide assurances of their Y2K compliance.

         As of the date of this Registration Statement, the Company has incurred minimal costs in identifying and evaluating Y2K compliance issues. Most of the Company's expenses have related to, and are expected to continue to relate to, the operating costs associated with time spent by employees in the evaluation of Y2K compliance matters. At this time, the Company does not possess the information necessary to estimate the potential costs of future revisions to its software packages should revisions be required or the replacement of third-party software, if any, that are determined to not be Y2K compliant. Although the Company believes that its software programs, leased or purchased from outside vendors are either already Y2K compliant or will be by December 31, 1999, failure to identify non Y2K compliant software could have a material and adverse effect on the Company's business, results of operations and financial condition.

INTELLECTUAL PROPERTY

         In developing credit card transaction logistics for GoCasino.com and ImperialDragonCasino.com, both Antigua corporations, Go Cash purchased or leased publicly available software technologies from unrelated third parties and then combined such software into systems of its own design. Management of the Company believes that its application of such software provides the Company with a competitive advantage over other companies in the same business. For example, winners of wagers on GoCasino.com and ImperialDragonCasino.com receive credits to their account automatically and instantaneously for their winnings. Many other casino systems require some human intervention before such winnings are credited. Although the Company has no proprietary interest in the component elements of the Company's technology, the method of combining such software does constitute a valuable trade secret which could take time for a competitor to replicate. If a well-financed competitor were able to reproduce the Company software application system, it could have an adverse effect on the Company's competitive position in the short run.

SALES AND MARKETING

         The marketing goals of the Company are to expand the already created and operating business of servicing online wagering businesses and to seek other opportunities for new E-commerce businesses. The Company has focused on identifying existing and potential owners of online wagering businesses, that may not be in a position to handle all of the service and funds transfer problems of these businesses and want to outsource their operations and not assume the significant overhead associated with such business, particularly in connection with Y2K compliance.

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         Because the Company is experienced in all aspects of servicing online wagering operations, management intends to concentrate its marketing on groups of individuals and companies who wish to expend or to enter the Internet wagering industry but who do not have sufficient experience or technological resources for such steps. Management believes that its current strategy of concentration on: (i) the exploitation of this niche market consisting of small to medium-sized wagering businesses that have not achieved adequate economy of scale to operate their own in-house programs and systems; and (ii) the provision of personalized customer-service will fuel its expansion in this growing industry. However, no assurance to this effect can be given.

COMPETITION

         The E-commerce industry in which the Company's business operates is highly competitive. A great many companies are actively exploiting the perceived opportunities in Internet-based businesses, including the businesses in which the company is engaged. Some of the companies with which the Company competes are substantially larger, have more substantial histories, backgrounds, experience and records of successful operations, greater financial, technical, marketing and other resources, more employees and more extensive facilities than the Company has or will have in the foreseeable future. The Company's ability to compete effectively may also depend on the availability of capital. Many of the Company's competitors have access to significantly greater capital and management resources then does the Company.

         The Company believes that the key to establishing and maintaining a competitive position in the E-commerce business will be the ability to identify new E-commerce businesses which have a good chance of success, to apply the Company's skills in software applications for managing and servicing such businesses and in marketing such businesses and to do all of this before other companies perceive the same business opportunity. Thus, the key to the company's competitive position may be its ability to act quickly. This, in turn, will require capital resources to enable the Company to seize opportunities before its competitors. The Company will have to obtain outside financing for such resources, for which no assurance can be given. See "Business - Capital Requirements."

EMPLOYEES

         As of November 16, 1999, except for Country Star, the Company had 12 full-time and part-time employees, consisting of 1 management person and 11 staff persons. The staff persons work principally at the Company's Internet Cafe. Except for the chief executive officer, the Company relies on outside consultants to perform all the administrative and management functions of the Company; at present the Company has 7 outside consultants for these purposes. Country Star employs 62 part-time service employees and 5 full-time staff persons. The Company considers its employee relationships to be satisfactory. None of the Company's employees is a member of any labor union and the Company has never experienced any business interruption as a result of any labor disputes.

REGULATION OF INTERNET WAGERING

         Although the Company provides services to GoCasino.com and ImperialDragonCasino.com, it does not own any gaming establishments. The headquarters and service operations of Go Cash are all located and carried out outside the United States. Gaming activities carried out by other companies which either are or are perceived to be located in the United States are subject to extensive statutory and regulatory control by both state and federal authorities, and are likely to be significantly affected by any changes in the political climate and economic and regulatory policies. Such changes may have a material adverse impact on the business of the casinos with which the Company does business and, therefore, with the business of the Company itself.

         Management of the Company believes that the Company's activities conform to those gaming laws and regulations as currently applied, although no assurance can be given to that effect, especially since there is very little clear statutory and case law authority. Like other companies involved with gaming business, the Company may face the risk of either civil or criminal proceedings brought by governmental or private litigants who disagree with the Company's interpretation of the applicable laws. Because there is little guiding authority, there is a risk that the Company could lose such lawsuits or actions and be subject to significant damages or civil or criminal penalties.

         The Company intends to comply with all applicable laws and regulations, including the proposed Kyl bill, if enacted, and will monitor proposed regulations and legislation that would affect its business.

         International expansion of the Go Cash's business, including in particular the Asian market serviced by ImperialDragonCasino.com may be subject to regulation in those countries in which it is made available. The Company believes that the casinos set up and serviced by the Company can operate, or license technology, in numerous jurisdictions that allow telephone and account wagering, such as Canada, Mexico, the United Kingdom, Australia, and Hong Kong. However, the Company may not be able to obtain the approvals necessary to market its services in such jurisdictions.

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                                  RISK FACTORS

         THE SECURITIES ISSUED BY THE COMPANY ARE HIGHLY SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK AND SUBSTANTIAL DILUTION. AN INVESTMENT IN THESE SECURITIES SHOULD BE MADE ONLY BY INVESTORS WHO CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. IN ADDITION TO THE FACTORS SET FORTH ELSEWHERE IN THIS REGISTRATION STATEMENT, PROSPECTIVE INVESTORS SHOULD GIVE CAREFUL CONSIDERATION TO THE FOLLOWING RISK FACTORS IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING ANY SUCH SECURITIES.

         THIS REGISTRATION STATEMENT MAY BE DEEMED TO CONTAIN FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS IN THIS REGISTRATION STATEMENT OR HEREAFTER INCLUDED IN OTHER PUBLICLY AVAILABLE DOCUMENTS FILED WITH THE COMMISSION, REPORTS TO THE COMPANY'S STOCKHOLDERS AND OTHER PUBLICLY AVAILABLE STATEMENTS ISSUED OR RELEASED BY THE COMPANY INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH COULD CAUSE THE COMPANY'S ACTUAL RESULTS, PERFORMANCE (FINANCIAL OR OPERATING) OR ACHIEVEMENTS TO DIFFER FROM THE FUTURE RESULTS, PERFORMANCE (FINANCIAL OR OPERATING) OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH FUTURE RESULTS ARE BASED UPON MANAGEMENT'S BEST ESTIMATES BASED UPON CURRENT CONDITIONS AND THE MOST RECENT RESULTS OF OPERATIONS. THESE RISKS INCLUDE, BUT ARE NOT LIMITED TO, RISKS SET FORTH HEREIN, EACH OF WHICH COULD ADVERSELY AFFECT THE COMPANY'S BUSINESS AND THE ACCURACY OF THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.

         HIGH-RISK BUSINESS. The Company's business involves identifying and exploiting E-commerce business opportunities in a manner that is more efficient and more timely than its competitors. Thus, the success of the Company depends in significant part on the ability of its management to make critical judgments as to which potential E-commerce businesses have the potential to be successful and present an opportunity for the Company to employ its skills and assets to participate therein. Such judgments are difficult and involve taking significant risks. Even where an E-commerce business proves initially to be successful, the Company must make additional critical judgments to maintain market position in an extremely competitive environment. Since February, 1998, the Company has engaged in a number of different potential businesses, only one of which has generated significant revenue to the Company and most of which are dormant. Although the revenue generated from Go Cash's credit card logistics service business has increased revenue since September, 1998, management has had to make constant changes and new capital investments to maintain that growth. As of the date of this Registration Statement, management intends to expand its credit card logistics service business to other businesses, including bingo and wagering on sports events. No assurance can be given that the Company's decisions will prove correct often enough to maintain and build its E-commerce business. See "Description of Business - Business of the Company - Business Plan."

         LACK OF PROFITABILITY AND HISTORY OF LOSSES. The Company incurred losses of $991,259 and $$859,464 for the fiscal years ended December 31, 1997 and 1998, respectively, and $415,039 for the nine-month period ended September 30, 1999. The Company expects to continue to incur operating losses over at least the next twelve months as it continues to devote significant financial resources to development activities and as the Company expands its operations generally. In 1997, 1998 and 1999, the Company has been financing its cash flow needs through the sale of its Common Stock, and no assurance can be given that the Company will be able to . In order to achieve profitability, the Company will have to identify and exploit E-commerce ventures which are accepted on a commercial basis, and no assurance can be given that the Company will be able to accomplish this goal or, even if it does, that the Company will operate profitably in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Business" and "Financial Statements."

         NEED TO ENGAGE IN A NUMBER OF VENTURES. The Company's business assets consist of its technological and marketing skills as applied to E-commerce operations. In order to exploit these assets pursuant to the Company's business plan, the Company will have to enter into a number of different E-commerce ventures long before such ventures are proven to be successful. Inevitably, a number of such ventures will not be successful and will have to be shelved by the Company. No assurance can be given that the Company will be able to enter into enough successful ventures to offset the losses on the unsuccessful ventures. See "Description of Business - Business Plan."

         NEED FOR ADDITIONAL FINANCING. The Company's business plan requires it to expand its business operations continuously to exploit new E-commerce opportunities before competitors can do so, which will require significant financing. To carry out the Company's business plan, it will require approximately $5,000,000, including $2,000,000 for the Indexus project alone, over the next twelve months, which will have to come from outside sources. There can be no assurance that the Company will be able to obtain such outside financing on terms acceptable to the Company, or at all. Failure to obtain such financing could have a material adverse effect on the Company's operations. See "Description of Business - Capital Requirements" and "Management's Discussion and Analysis or Plan of Operation."

         UNAUDITED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 1997. The Company's financial statements for the fiscal year ended December 31, 1997, have not been audited or reviewed by the Company's auditors, and have been provided in this Registration Statement for informational purposes only. These statements are subject to adjustment in the event of an audit of such statements prepared in accordance with generally accepted accounting principles. No assurance can be given that such statements for the year ended December 31, 1997, adequately and properly reflect the Company's financial position for such year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations ."

         COMPETITION. The Company faces competition from a wide variety of businesses engaged in E-commerce ventures. Some of the companies with which the Company competes are substantially larger, have more substantial histories, backgrounds, experience and records of successful operations, greater financial, technical, marketing and other resources, more employees and more extensive facilities than the Company has or will have in the foreseeable future. Many of the Company's competitors have access to significantly greater capital and management resources than the Company. In addition, the advantages of E-commerce, from the Company's point of view, also present serious competitive challenges. Competitors can arise in any part of the world and may be able to take advantage of lower costs and fees to operate their businesses. There can be no assurance that the Company will be competitive with larger or more efficient E-commerce service companies in the future. See "Description of Business--Competition."

         DIFFICULTY OF MAINTAINING TECHNOLOGICAL POSITION. The Company's performance depends on its ability to develop, license or acquire new technologies to enhance its existing services in a time effective manner. The Company may not be able to maintain its competitive technological position against current and potential competitors, especially those with greater financial resources. The Company relies on its application of software technology to give it a competitive advantage. Such software is not currently protected by patents or copyrights. The Company's main technological advantage over potential competitors is its software lead-time in the market and the Company's experience in operating a wagering business. Therefore, if competitors introduce new products and services which are based on the Company's application of software, the Company may have little recourse and its business could be adversely affected. See "Description of Business - Intellectual Property" and "Description of Business -Competition."

         RELIANCE ON CONSULTANTS FOR MARKETING THE COMPANY'S SERVICES. The Company's success in marketing its services and in the recent growth in its revenue has been dependent in significant part on the efforts of outside consultants, and management intends to rely on such consultants in the future. None of these consultants has a long-term agreement with the Company, and no assurance can be given that such consultants will be able to generate new business for the Company. See "Description of Business - Sales and Marketing."

         RISKS OF CASINO GAMING - GOVERNMENT REGULATION. Even though Go Cash's service business does not operate in the United States, various federal and state statutes and regulations could have a direct and material adverse effect on the Company's business and indirectly could have a material adverse effect on the public's demand for the Company's services. Gaming activities are subject to extensive statutory and regulatory regulation by both state and federal authorities, and are likely to be significantly affected by any changes in the political climate and changes in economic and regulatory policies. One example is a claim by a credit card holder of nonresponsibility for credit card obligations under a theory that such obligations are gambling debts and the cardholder is resident in a jurisdiction where such debts may not be legally collected. Management of the Company believes that the legal position of such a claim is without merit. However, no assurance can be given to that effect. In the event that such claims result in a widespread refusal of credit card issuers to process online wagering transactions, there could be a contraction in the market for online wagering, which could have a material adverse effect on the Company's business. See "Description of Business - Regulation of Internet Wagering".

         YEAR 2000 RISKS. The Company believes that its software programs, either leased or purchased from outside vendors, are Y2K compliant or will be by December 31, 1999. The Company will continue to require its third-party software vendors and those companies which perform critical services for the Company, including credit card processing of wagering transactions, to provide assurances of their Y2K compliance. Although the Company believes that its software programs, leased or purchased from outside vendors, are either already Y2K compliant or will be by December 31, 1999, failure to identify non Y2K compliant software could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, no assurance can be given that one or more of the Company's vendors or service providers will not encounter serious Y2K problems which result in a material adverse effect on the Company's operations. See "Description of Business - Year 2000."

         NO INDEPENDENT DIRECTORS. The Board of Directors consists of two directors, neither of whom is independent. Although all directors are required to act in the best interests of the Company and its stockholders, directors not employed by the Company may be able to more independently assess certain key areas, such as compensation of management as it relates to operations and progress of the Company, and reviewing accounting issues, including the scope and adequacy of internal control procedures, and recommending independent auditors to serve the Company. The Company has no compensation committee. Independent directors also aid in avoiding conflicts of interest that exist by virtue of affiliation with the Company. Management has undertaken to appoint independent directors to the Board at such time as qualified candidates are available. There can be no assurance that such candidates will be available. See "Directors, Executive Officers, Promoters and Control Persons."

         LIMITED PUBLIC MARKET FOR COMMON STOCK. There is currently a limited public market for the Common Stock. Holders of the Company's Common Stock may, therefore, have difficulty selling their Common Stock, should they decide to do so. In addition, there can be no assurances that such markets will continue or that any shares of Common Stock which may be purchased may be sold without incurring a loss. Any such market price of the Common Stock may not necessarily bear any relationship to the Company's book value, assets, past operating results, financial condition or any other established criteria of value, and may not be indicative of the market price for the Common Stock in the future. Further, the market price for the Common Stock may be volatile depending on a number of factors, including business performance, industry dynamics, news announcements or changes in general economic conditions. See "Market for Common Equity and Related Shareholder Matters."

         DISCLOSURE RELATING TO LOW-PRICED STOCKS. The Company's Common Stock is currently listed for trading in the over-the-counter market on the NASD Electronic Bulletin Board, which is generally considered to be less efficient than markets such as NASDAQ or other national exchanges, and which may cause difficulty in conducting trades and difficulty in obtaining future financing. Further, the Company's securities are subject to the "penny stock rules" adopted pursuant to Section 15 (g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The penny stock rules apply to non-NASDAQ companies whose common stock trades at less than $5.00 per share or which have tangible net worth of less than $5,000,000 ($2,000,000 if the company has been operating for three or more years). Such rules require, among other things, that brokers who trade "penny stock" to persons other than "established customers" complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote information under certain circumstances. Many brokers have decided not to trade "penny stock" because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited. In the event that the Company remains subject to the "penny stock rules" for any significant period, there may develop an adverse impact on the market, if any, for the Company's securities. See "Market for Common Equity and Related Shareholder Matters."

         POTENTIAL ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER PROVISIONS. The Company's Certificate of Incorporation includes certain provisions which are intended to protect the Company's stockholders by rendering it more difficult for a person or persons to obtain control of the Company without cooperation of the Company's management. These provisions include certain super-majority requirements for the amendment of the Company's Certificate of Incorporation and Bylaws. Such provisions are often referred to as "anti-takeover" provisions. The inclusion of such "anti-takeover" provisions in the Certificate of Incorporation may delay, deter or prevent a takeover of the Company which the stockholders may consider to be in their best interests, thereby possibly depriving holders of the Company's securities of certain opportunities to sell or otherwise dispose of their securities at above-market prices, or limit the ability of stockholders to remove incumbent directors as readily as the stockholders may consider to be in their best interests. See "Market for Common Equity and Related Shareholder Matters."

         FUTURE ISSUANCES OF PREFERRED STOCK. The Company's Certificate of Incorporation, as amended, authorizes the issuance of preferred stock with such designation, rights and preferences as may be determined from time to time by the Board of Directors, without stockholder approval. In the event of the issuance of additional series of preferred stock, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. See "Market for Common Equity and Related Shareholder Matters."

         LACK OF DIVIDENDS ON COMMON STOCK. As of the date of this Registration Statement, the Company has paid no dividends on its Common Stock to date and there are no plans for paying dividends on the Common Stock in the foreseeable future. The Company intends to retain earnings, if any, to provide funds for the expansion of the Company's business. See "Market for Common Equity and Related Shareholder Matters."

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

         This Registration Statement, including the disclosures below, contains certain forward-looking statements that involve substantial risks and uncertainties. When used herein, the terms "anticipates," "expects," "estimates," "believes" and similar expressions, as they relate to the Company or its management, are intended to identify such forward-looking statements. The Company's actual results, performance or achievements may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such material differences include the factors disclosed in the "Risk Factors" section of this Registration Statement, which readers of this Registration Statement should consider carefully.

         OVERVIEW OF PRESENTATION. The Company entered into an Agreement with Go Phone Inc., an Ontario (Canada) corporation ("Go Phone"), dated as of February 23, 1998 (the "Reorganization Agreement"), pursuant to which the Company issued 5,906,175 shares of Common Stock to the former stockholders of Go Phone in exchange for 100% of the issued and outstanding capital stock of Go Phone. In connection with the Reorganization Agreement, Go Phone merged into a wholly-owned subsidiary of the Company, known as Omni Advantage Canada Limited, an Ontario (Canada) corporation, which subsequently changed its name to Go Call Canada, Inc. ("Go Call Canada").

         Go Call Canada, Inc., an Ontario corporation ("Go Call Canada"), is a wholly-owned subsidiary of the Company which is principally a provider of services to businesses engaged in electronic commerce ("E-commerce") on the Internet, including services to online casinos. Such services include research and development of E-commerce technology, management, marketing and long-range planning.

         Go Cash, Inc., a Turks and Caicos corporation ("Go Cash"), is a wholly-owned subsidiary of the Company which performs all of the functions of the Company's business of providing turnkey management services to electronic casinos. These services are performed outside the United States. Go Cash's services include ongoing marketing of the casino's business and performing calculations, preparing the website graphical interface with the customer, managing secure electronic transfer of funds, storage of data on individual players, administration of customer support service, continuous update of website and addition of new games. Certain specific services, such as processing of credit card transactions, are outsourced to unrelated third parties.

         Country Star Restaurants, Inc., a Delaware corporation ("Country Star") operates a country music theme restaurant in Southern California. Pursuant to a Stock Acquisition Agreement dated as of March 11, 1999, the Company acquired approximately 92% of the issued and outstanding common stock of Country Star from the three principal shareholders of Country Star in exchange for 4,552,751 shares of the Company's Common Stock, which represented twenty-three percent (23%) of all of the Company's issued and outstanding Common Stock. After the Company assumed control of Country Star's operations, the Company advanced approximately $250,000 to Country Star in exchange for a promissory note secured by all of Country Star's assets. Management of the Company subsequently determined that the Company had not received complete disclosure of Country Star's operations and, pursuant to a Repurchase Agreement, dated as of August 5, 1999, redeemed the 4,552,751 shares of its Common Stock for a cash payment of $728,440.

         On February 1, 1998, the Company's stockholders approved a reverse split of the issued and outstanding shares of Common Stock, in connection with the transactions contemplated by the Reorganization Agreement with Go Phone, which resulted in the decrease of the issued and outstanding shares from 11,812,350 to 5,906,175 shares, as of such date.

         The consolidated financial statements of the Company, included elsewhere in this Registration Statement, have been presented, for accounting purposes, as a recapitalization of Co Call Canada, with Go Call Canada as the acquiror. Further, the consolidated financial statements reflect the operations of Go Cash, commencing from its inception on July 1, 1999. For purposes of clarity in this section, the term "Company" reflects the financial condition and results of operations of Go Call Canada and the combined operations of the parent holding company, Go Call Inc., a Delaware corporation, and Go Call Canada following the completion of the Reorganization Agreement, and of Go Cash following July 1, 1999. See "Liquidity and Capital Resources."

         The Company's consolidated financial statements included in this Registration Statement do not reflect the assets and liabilities or results of operations of Country Star, following the Company's acquisition of a controlling interest in Country Star on March 11, 1999. The Company does not currently have available adequate information gathering and reporting systems to provide reasonably reliable financial information on Country Star for purposes of presentation in the Company's financial statements. Rather, the Company has presented on its consolidated balance sheets the amount of $728,440 for the aggregate purchase price for the Company's 92% equity interest in Country Star. There can be no assurances that the value of the equity interest in Country Star, set forth in the Company's consolidated balance sheets, included elsewhere in this Registration Statement, will not be written down in whole or in part, in the future or upon audit.

         The Company intends to consolidate the assets and liabilities and results of operations of Country Star in the Company's consolidated financial statements in the future, assuming the availability of reasonably reliable financial information on Country Star in the future. However, there can be no assurances to this effect. The Company is also attempting to dispose of its interest in Country Star. However, there can be no assurances that the Company will be able to dispose of its interest in Country Star on favorable terms or at all. The failure of the Company to be able to consolidate financial information relating to Country Star in the Company's consolidated financial statements may have a material adverse effect on the Company's ability to conduct financings in the future.

         Further, the consolidated financial statements of the Company included in this Registration Statement, for the year ended December 31, 1997, have not been audited or reviewed by the Company's auditors, and have been provided in such financial statements by management of the Company for informational purposes only, and may be subject to adjustment upon an audit prepared in accordance with generally accepted accounting principles. See "Risk Factors - Unaudited Financial Information for the Year Ended December 31, 1997."

         RESULTS OF OPERATIONS FOR THE NINE (9) MONTHS ENDED SEPTEMBER 30, 1999 AND 1998. Total revenues for the nine (9) months ended September 30, 1999 increased 97% to $1,012,278 from $513,911 for the nine (9) months ended September 30, 1998. Total revenues principally include: (i) revenues generated from wagers processed, net of payouts, from the Company's E-commerce casino gaming processing business operations, and (ii) revenues related to the Company's telecommunications products and services.

         E-commerce gaming processing revenues during the nine (9) months ended September 30, 1999 increased to $967,299 from none during the nine (9) months ended September 30, 1998. This increase primarily related to the commencement of the Company's E-commerce gaming processing business operations in September, 1998.

         Revenues relating to the Company's telecommunications products and services during the nine (9) months ended September 30, 1999 decreased 91% to $44,979 from $513,911 during the nine (9) months ended September 30, 1998. This decrease primarily related to the sale of the Company's phone card business in October, 1998.

         Total operating expenses during the nine (9) months ended September 30, 1999 increased 43% to $1,427,317 from $996,062 during the nine (9) months ended September 30, 1998. Total operating expenses principally include: (i) direct expenses, (ii) interest expense, (iii) general and administrative expenses, and
(iv) amortization expenses, as follows:

         Direct expenses during the nine (9) months ended September 30, 1999 increased 97% to $571,061 from $290,637 during the nine (9) months ended September 30, 1998. This increase primarily resulted from the payment of $336,237 in licensing fees during 1999 related to the Company's E-commerce gaming processing business.

         Interest expenses during the year ended September 30, 1999 decreased 67% to $2,448 from $7,333 during the nine (9) months ended September 30, 1998. This decrease primarily related to accrued interest on advances from stockholders, including from Irving Moon, a director of the Company. See "Liquidity and Capital Resources."

         General and administrative expenses during the nine (9) months ended September 30, 1999 increased 20% to $783,025 from $651,553 during the nine (9) months ended September 30, 1998. This increase related to increases in professional and consulting fees, offset by decreases in advertising costs in connection with the sale of the Company's phone card business in October, 1998.

         In addition, amortization expenses during the nine (9) months ended September 30, 1999 increased 52% to $70,783 from $46,539 during the nine (9) months ended September 30, 1998. The increase related to the amortization of certain computer software acquired by the company in November, 1998.

         As a result of the foregoing, the Company generated a net loss and a loss from operations of $415,039 during the nine (9) months ended September 30, 1999, as compared to a net loss and a loss from operations of $482,151 during nine (9) months ended September 30, 1998 See "Liquidity and Capital Resources."

         RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997. Total revenues for the year ended December 31, 1998 increased approximately 136% to $914,805 from $387,318 for the year ended December 31, 1997. Total revenues principally include: (i) revenues generated from wagers processed, net of payouts, from the Company's E-commerce casino gaming processing business operations, and (ii) revenues related to the Company's telecommunications products and services.

         E-commerce gaming processing revenues during the year ended December 31, 1998 increased to $81,677 from none during the year ended December 31, 1997. This increase primarily related to the commencement of the Company's E-commerce gaming processing business in September, 1998.

         Revenues related to the Company's telecommunications products and services during the year ended December 31, 1998 increased 115% to $833,128 from $387,318 during the year ended December 31, 1997. This increase primarily related to increased revenues from the Company's phone card business prior to the sale of that business segment by the Company in October, 1998.

         Total operating expenses during the year ended December 31, 1998 increased 102% to $1,774,269 from $878,577 during the year ended December 31, 1997. Total operating expenses principally include: (i) direct expenses, (ii) interest expense, (iii) general and administrative expenses, and (iv) amortization expenses, as follows:

         Direct expenses during the year ended December 31, 1998 increased 72% to $578,489 from $336,492 during the year ended December 31, 1997. This increase primarily resulted from increased costs for the purchase of phone cards in connection with the growth of the Company's phone card sales prior to October, 1998.

         Interest expenses during the year ended December 31, 1998 increased 126% to $11,174 from $4,939 during the year ended December 31, 1997. This increase primarily related to accrued interest on advances from Irving Moon. See "Liquidity and Capital Resources."

         General and administrative expenses during the year ended December 31, 1998 increased 138% to $1,103,817 from $463,037 during the year ended December 31, 1997. This increase related to increases in costs of advertising, internal software development, travel and vehicle expenses, commissions and wages, dues and license fees, and professional and consulting fees.

         In addition, amortization expenses during the year ended December 31, 1998 increased 9% to $80,789 from $74,109 during the year ended December 31, 1997. The increase related to the amortization of certain computer software acquired by the company in November, 1998.

         Further, during the year ended December 31, 1997, the Company incurred an expense of the write down to net realizable value of a hotel and resort property located in the Dominican Republic, which the Company had purchased in November, 1997 for 3,360,000 shares of Common Stock, at an agreed upon value of $2,500,000. In connection with an appraisal of the fair value of the hotel and resort property, dated as of February 8, 1998, the net realizable value of the property was written down on the Company's consolidated balance sheets by the amount of $500,000. This write down expense did not recur during the year ended December 31, 1998.

         As a result of the foregoing, the Company generated a net loss of $859,464 during the year ended December 31, 1998, as compared to a net loss of $991,259 during the year ended December 31, 1997. The Company generated a loss from operations of $859,464 during the year ended December 31, 1998, as compared to a loss from operations of $491,259 during the year ended December 31, 1997. See "Liquidity and Capital Resources."

         LIQUIDITY AND CAPITAL RESOURCES. At December 31, 1998, the ratio of current assets to current liabilities was 1.125 to 1 as compared to 0.21 to 1 at December 31, 1997. At September 30, 1999, the ratio of current assets to current liabilities was 2.33 to 1.

         The Company's cash flow needs for the years ended December 31, 1998 and 1997, and the nine (9) months ended September 30, 1999, were primarily provided from operations, stockholder loans and financings related to sales of the Company's securities.

         In 1998, the Company received gross proceeds of $564,319 from the sale of an aggregate of 4,260,500 shares of Common Stock. During the nine (9) months ended September 30, 1999, the Company received gross proceeds of $1,834,273 from the sale of an aggregate of 4,139,102 shares of Common Stock.

         Cash and cash equivalents were $42,962, as of December 31, 1998, as compared to $5,913 as of December 31, 1997. This increase was primarily attributable to the sale of $614,319 of the Company's securities and the receipt of stockholder loans in the aggregate amount of $142,838 and the issuance of $250,000 of convertible debt securities during the year ended December 31, 1998. Cash and cash equivalents were $124,807, as of September 30, 1999. The increase from December 31, 1998 was primarily attributable to the sale of $1,834,273 of the Company's securities and the receipt of stockholder loans in the aggregate amount of $720,112 during the year ended December 31, 1997.

         As of September 30, 1999, December 31, 1998 and December 31, 1997, the Company did not have any long-term borrowings.

         As of December 31, 1998, the Company had short-term borrowings in the aggregate amount of $419,550, as compared to $233,063 at December 31, 1997, consisting principally of payables to vendors and obligations to stockholders. The increase/decrease in short-term borrowings primarily was attributable to additional advances received from stockholders. As of September 30, 1999, the Company had short-term borrowings in the aggregate amount of $1,230,170, consisting principally of payables to vendors and obligations to stockholders. The increase/decrease in short-term borrowings from December 31, 1998 was primarily attributable to additional advances received from stockholders.

         At September 30, 1999, the Company had loans payable to Donald Fultz, a principal stockholder of the Company, in the amount of $386,917, and to an affiliate of Michael Ruge, the Company's President, Chairman of the Board of Directors and a principal stockholder, in the amount of $289,516. The loans payable to Mr. Fultz and to Mr. Ruge's affiliate are non-interest bearing loans. As of September 30, 1999, the Company was owed $2,784 by Michael Ruge, as a loan receivable, and $271,230 by Irving Moon, as a subscription receivable relating to the purchase of 251,154 shares of Common Stock on behalf of other stockholders of the Company in June and August, 1999, and the amount of $3,401, as a loan receivable. The Company's financial statements reflect that the Company was owed $235,355 by Country Star.

         Net cash used in operating activities was $807,177 and $193,886 for the years ended December 31, 1998 and 1997, respectively. Net cash used in operations during the year ended December 31, 1998 primarily consisted of net loss from operations and increases in accounts receivable, prepaid expenses and inventory, offset by amortization, services paid by the issuance of Common Stock and increases in accounts payable and accrued charges. Net cash used in operating activities during the year ended December 31, 1997 primarily consisted of net losses from operations, offset by amortization, the write down to net realizable value of a hotel, decreases in accounts receivable, inventory, prepaid expenses and increases in accounts payable and accrued charges.

         Net cash used in operating activities was $1,118,408 and $467,735 for the nine (9) months ended September 30, 1999 and 1998, respectively. Net cash used in operating activities during the nine (9) months ended September 30, 1999 and 1998 primarily consisted of net loss from operations and increases in accounts receivable, deposits (1998 only) and prepaid expenses, offset by amortization, decreases in inventory and increases in accounts payable and accrued charges.

         Net cash used in investing activities was $104,022 and $98,655 for the years ended December 31, 1998 and 1997, respectively. In the year ended December 31, 1998, the Company utilized $97,355 to purchase certain capital assets, including computer equipment, furniture and restaurant equipment for the hotel, and to make renovations to the hotel property, and utilized $6,667 to purchase certain intangible assets, including software and distribution rights. In the year ended December 31, 1997, the Company utilized $98,655 to purchase certain capital assets, including computer equipment, automobiles, restaurant equipment, and to make renovations to the hotel and other leasehold improvements.

         Net cash used in investing activities was $263,613 and $6,010 for the nine (9) months ended September 30, 1999 and 1998, respectively. In the nine (9) months ended September 30, 1999, the Company utilized $263,613 to purchase certain capital assets, including computer hardware and software. In the nine
(9) months ended September 30, 1998, the Company utilized $6,010 to purchase certain capital assets, including computer hardware and software.

         Net cash provided by financing activities was $1,049,157 and $340,391 for the years ended December 31, 1998 and 1997, respectively. In the year ended December 31, 1998, the Company received proceeds of $614,319 from the issuance of Common Stock, $250,000 from the issuance of convertible debt securities, $142,838 from the proceeds of loans from stockholders of the Company, including $88,000 from Michael Ruge, and $58,000 from Donald Fultz, and was owed $42,000 related to a Common Stock subscription receivable. In the year ended December 31, 1997, the Company received proceeds of $242,488 from the issuance of Common Stock and $97,903 from the proceeds of loans from stockholders of the Company, including $71,000 from Irving Moon, bearing interest at the rate of 12% PER ANNUM, and $26,000 from Michael Ruge.

         Net cash provided by financing activities was $1,825,945 and $398,882 for the nine (9) months ended September 30, 1999 and 1998, respectively. In the nine (9) months ended September 30, 1999, the Company received proceeds of $1,834,273 from the issuance of Common Stock and $720,112 from the proceeds of loans from stockholders of the Company, including net loans of $190,000 from an affiliate of Michael Ruge, and $330,000 from Donald Fultz and $200,000 from Connoisseur Club, Inc., a principal stockholder of the Company, which was offset by the payment of $728,440 related to the redemption 4,552,751 shares of common stock of Country Star. The Company retains a 92% ownership interest in Country Star. In the nine (9) months ended September 30, 1998, the Company received proceeds of $389,069 from the issuance of Common Stock and $9,813 from the proceeds of a loan from Michael Ruge.

         The Company has historically financed its operations through working capital provided by operations, loans and the private placement of equity and debt securities. The Company's business plan contemplates continued expansion of operations. The Company's ability to maintain and expand operations is currently dependent on financing from external sources. There can be no assurances that additional capital will be available on terms favorable to the Company or at all, that the Company will be able to generate business sources to generate sufficient positive cash flow in order to maintain operations or to continue the Company's business plan of growth and expansion. To the extent that additional capital is raised through the sale of additional equity or debt securities , the issuance of such securities could result in additional dilution to the Company's stockholders. Moreover, the Company's cash requirements may vary materially from those now planned because changes in the Company's business plan or the level of working capital required to sustain the Company's planned growth, litigation, operating results, including the extent and duration of operating losses, and other factors. In the event that the Company experiences the need for additional capital, and is not able to generate capital from financing sources or from future operations, management may be required to modify, suspend or discontinue the operations and business plan of the Company.

         FOREIGN CURRENCY TRANSLATION. Foreign currency assets and liabilities of the Company have been translated in the Company's financial statements from Canadian dollar values into United States dollar values, at the rate of exchange prevailing at the balance sheet date. Foreign currency revenues and expenses are translated at average exchange rates for the period reported.

         The Company financial statements include an explanatory footnote which states to the effect that the Company has determined that its Canadian operations are self-sustaining and, accordingly, the local Canadian currency is the functional currency for reporting in the Company's financial statements. The resulting net foreign exchange adjustments on the translation of the Company's financial statements from Canadian to United States currency has been deferred, and included as a separate component of stockholders' equity.

         The statement of cash flows in the Company's financial statements reflect an effect of exchange rate changes on cash in the following amounts for the following periods: (i) ($100,909) and ($51,398) during the years ended December 31, 1999 and 1998, respectively, and (ii) ($362,079) and $132,156 during the nine (9) month periods ended September 30, 1999 and 1998, respectively.

         YEAR 2000 DILEMMA AND COMPLIANCE. Based on an internal assessment, the Company believes that its software programs, either leased or purchased from outside vendors, are Y2K compliant or will be by December 31, 1999. The Company began assessing its state of Y2K readiness during late 1998. This included reviewing the Y2K compliance of third-party software vendors and of those companies which perform critical services for the Company, including credit card processing of wagering transactions. The Company will continue to require its service providers and vendors of software to provide assurances of their Y2K compliance.

         As of the date of this Registration Statement, the Company has incurred minimal costs in identifying and evaluating Y2K compliance issues. Most of the Company's expenses have related to, and are expected to continue to relate to, the operating costs associated with time spent by employees in the evaluation of Y2K compliance matters. At this time, the Company does not possess the information necessary to estimate the potential costs of future revisions to its software packages should revisions be required or the replacement of third-party software, if any, that are determined to not be Y2K compliant. Although the Company believes that its software programs, leased or purchased from outside vendors are either already Y2K compliant or will be by December 31, 1999, failure to identify non Y2K compliant software could have a material and adverse effect on the Company's business, results of operations and financial condition.

         RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS. The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosure About Segments of an Enterprise and Related Information" during 1998, which requires disclosures about products and services, geographic areas and major customers. The adoption of SFAS 131 did not affect results of operations or the financial position of the Company. The Company has provided comparable information for prior periods.

         In June 1998, FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging securities. Currently, as the company has no derivative instruments, the adoption of SFAS 133 will not have an impact on the company's financial position or results of operations.

         QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK. The Company is not currently exposed to market risks due to changes in interest rates and foreign currency rates, and therefore, the Company does not use derivative financial instruments to address risk management issues in connection with changes in interest rates and foreign currency rates.


ITEM 3.  DESCRIPTION OF PROPERTY

         The Company is in the process of moving its principal administrative, data and marketing facilities to offices in the greater Montreal, Quebec area, in a space totaling approximately 950 square feet., for which the Company is paying rent of total approximately US$900 on a month-to-month basis. The Company's lease in Cambridge has been assumed by a new tenant, an unrelated third party, which assumption has been consented to by the landlord. The Company has been released by the landlord from any further obligations under such lease. The Company also maintains property in Kitchener, Ontario for the Internet cafe of approximately 2,000 square feet, for which the Company pays a monthly rental of US$1,500 on a lease which will expire in September, 2001. The Company owns and operates a resort hotel in the Dominican Republic which is debt-free.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         As of November 16, 1999, the Company had issued and outstanding 19,825,410 shares of Common Stock. The following table reflects, as of November 16, 1999, the beneficial Common Stock ownership of: (a) each director of the Company, (b) each executive officer named in the Summary Compensation Table, (c) person known by the Company to be a beneficial owner of five percent (5%) or more of its Common Stock and (d) all executive officers and directors of the Company as a group:

Name and Address of                                   Number
Beneficial Owner                                      of Shares       Percent
----------------                                      ---------       -------

Michael Ruge, CEO and Director (1) (2)                2,786,951       14.06

Irving Insik Moon, Director (2)                         100,000        0.50

Donald Fultz (3)                                      1,329,635        6.71

Connoisseur Club Inc. (4)                             1,965,000        9.91

All Directors and Officers as a Group (2 persons)     2,886,951       14.56

---------------------

         # Pursuant to the rules of the Commission, shares of Common Stock which an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

         1. Includes 960,000 shares owned directly, 207,916 shares owned by his wife Elspeth Ruge, and 1,619,035 shares owned by the Ruge Family Trust.

         2. The address for Messrs Ruge and Moon is Plaza 138, Unit 5, Route 138, KM 30, Kahnawake, Quebec, Canada, J0L1B0

         3. The address for Mr. Fultz is 5770 Spring Garden, Halifax, Nova Scotia, Canada.

         4. The address for Connoisseur Club Inc. is 2 Caribbean Place, Providenciales, Turks & Caicos.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The directors of the Company currently have terms which will end at the next annual meeting of the stockholders of the Company or until their successors are elected and qualify, subject to their prior death, resignation or removal. Officers serve at the discretion of the Board of Directors. There are no family relationships among any of the Company's directors and executive officers.

         The following reflects certain biographical information on the current directors and executive officers of the Company:

NAME                         POSITION                                        AGE
----                         --------                                        ---

Michael Ruge                 Director and Chief Executive Officer             37

Irving Insik Moon            Director                                         61

         Michael Ruge, Chief Executive Officer and a director of the Company, was the President of Go Phone, Inc., a telecommunications company, from June, 1995 until its merger into the Company in February, 1998. From 1991 to May, 1994, Mr. Ruge managed the Hotel Jardin del Sol in Sosua, Dominican Republic. Mr. Ruge founded Premium Spring Water and Juice Company, Inc. in 1987 and took that company public in 1990.

         Irving Insik Moon, a director of the Company, has been, since August, 1982, the General Manager of I. Moon Associates Ltd., an international business consulting firm located in Ontario, Canada. Mr. Moon was awarded a B.A. in mechanical engineering from Hanyang University in Seoul, Korea.

         LIMITATIONS ON DIRECTOR LIABILITY. The Company's Certificate of Incorporation provides, as permitted by governing Delaware law, that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, with certain exceptions. These provisions may discourage stockholders from bringing suit against a director for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by stockholders on behalf of the Company against a director. See "Indemnification of Officers and Directors."

ITEM 6.  EXECUTIVE COMPENSATION

         No executive officer of the Company received total compensation of at least $100,000, for the fiscal year ended December 31, 1998.

COMPENSATION OF DIRECTORS.

         The Company pays no compensation to its directors for services as directors.

DIRECTORS AND OFFICERS LIABILITY INSURANCE.

         The Company does not have directors' and officers' liability insurance.

TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL AGREEMENTS.

         The Company has no compensatory plans or an arrangements which relate to the resignation, retirement or any other termination of an executive officer or key employee of the Company.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         On August 11, 1997, the Company borrowed $70,092 at 12% interest PER ANNUM, from Irving Moon, a director of the Company. As of the date of this Registration Statement, all of the principal and accumulated interest have been repaid.

         Michael Ruge, an officer, director and principal shareholder of the Company, made interest-free advances totaling $15,862 during fiscal 1997, which amount increased to $104,141 during fiscal 1998. As of the date of this Registration Statement, all of such advances have been repaid.

         During fiscal 1998, Donald Fultz, who is a shareholder and employee of the Company, advanced a total of $57,983, interest-free, all of which remains outstanding as of the date of this Registration Statement.

         During fiscal 1999, Donald Fultz and Michael Ruge advanced a total of $670,247, interest-free, all of which remains outstanding as of the date of this Registration Statement.

         During the ten-month period ended on September 30, 1999, from Connoisseur Club, Inc., a principal stockholder of the Company, made an interest-free loan of $200,000 to the Company.

         In March, 1998, the Company issued 300,000 shares of Common Stock to Susan Knight, a consultant of the Company, at a price per share ranging from $0.50 to $2.50.

         In May, 1999, the Company issued 7,137 shares of Common Stock to Eldon Richardson, an employee of the Company, at a price per share of $1.50, in respect of services rendered to the Company.

         In October, 1999, the Company issued 500,000 shares of Common Stock to Michael Ruge, at a price per share of $0.32, in respect of services rendered to the Company.

         On August 30, 1999, the Company issued 150,000 options to Michael Avatar, a consultant to the Company, in respect of services rendered to the Company. On August 30, 1999, the Company's Common Stock traded at $1.3125.

         On October 4, 1999, the Company issued 500,000 shares of Common Stock to Michael Avatar, at a price per share of $0.32, in respect of services rendered to the Company. On that date, the Company's Common Stock traded at $1.0312.

         It is the practice of management that transactions between the Company and its officers, directors, employees or stockholders or persons or entities affiliated with officers, directors, employees or stockholders be on terms no less favorable to the Company than it could reasonably obtain in arm's-length transactions with independent third parties. No assurance can be given that all such agreements will be on such terms.

ITEM 8.  DESCRIPTION OF SECURITIES

COMMON STOCK

         The Company is authorized to issue 100,000,000 shares of $0.001 par value Common Stock. Subject to those preferential rights, as may be determined by the Board of Directors of the Company in the future in connection with the issuance of a series of Preferred Stock, holders of Common Stock are entitled to cast one vote for each share held of record, to receive such dividends as may be declared by the Board of Directors out of legally available funds and to share ratably in any distribution of the Company's assets after payment of all debts and other liabilities, upon liquidation, dissolution or winding up. Stockholders do not have preemptive rights or other rights to subscribe for additional shares, and the Common Stock is not subject to redemption. The outstanding shares are validly issued, fully paid and nonassessable.

         Under Delaware law, each holder of a share of Common Stock is entitled to one vote per share for each matter submitted to the vote of the stockholders, and cumulative voting is allowed for the election of directors, if provided for in the Certificate of Incorporation. The Company's Certificate of Incorporation does not provide for cumulative voting.

PREFERRED STOCK

         The Company's Certificate of Incorporation authorizes the issuance of up to 2,000,000 shares of $0.001 par value Preferred Stock. There are no shares of Preferred Stock issued. The Company's Board of Directors has the power, without further action by the holders of Common Stock, to designate the relative rights and preferences of the preferred stock, and to issue the preferred stock in such one or more series as designated by the Board of Directors. The designation of rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the common stock or the preferred stock of any other series. The issuance of preferred stock may have the effect of delaying or preventing a change in control of the Company without further shareholder action and may adversely affect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, the issuance of preferred stock could depress the market price of the common stock. The Board of Directors effects a designation of each series of preferred stock by filing with the Delaware Secretary of State a certificate of designation defining the rights and preferences of each such series.

WARRANTS

         The Company has issued no warrants for the purchase of shares of its Common Stock.

OPTIONS

         During fiscal 1998, options to acquire 1,902,000 shares of Common Stock were granted by the Company, including options for 800,000 shares at exercise prices from $1.00 to $5.00 per share to consultants and suppliers of the Company. In August, 1999, the Company issued 360,000 options to consultants of the Company at exercise prices ranging from $1.00 to $1.50 per share. As of the date of this Registration Statement, none of these options has been exercised.

CERTAIN ANTI-TAKEOVER PROVISIONS

         SUPERMAJORITY REQUIRED FOR AMENDMENT. In order to insure that the substantive provisions set forth in the Certificate of Incorporation are not circumvented by the amendment of such Certificate of Incorporation pursuant to a vote of a majority of the voting power of the Company's outstanding shares, the Certificate of Incorporation also provides that any amendment, change or repeal of the provisions contained in the Certificate of Incorporation with respect to:
(i) the Company's capitalization, (ii) amendment of the Bylaws, (iii) determination by the Board of the number of directors, (iv) filling Board vacancies, (v) the requirement that stockholder action be taken at an annual or special meeting, (vi) requirements with respect to appraisal rights for stockholders, or (vii) the amendment of the provision imposing such supermajority requirement for amendment of the Certificate of Incorporation, shall require the affirmative vote of the holders of at least 66 2/3% of the voting power of all outstanding shares of voting stock, including, in any instance where the repeal or amendment is proposed by an interested stockholder (as such term is defined in Section 203 of the Delaware General Corporation Law) or its affiliate or associate, the affirmative vote of a majority of the voting power of all outstanding shares of voting stock held by persons other than such interested stockholder or its affiliates or associates. However, only the affirmative vote of the majority of the voting power of all outstanding shares of voting stock is required if the amendment of any of the foregoing provisions is approved by a majority of the Continuing Directors (as such term is defined in the Certificate of Incorporation).

         The Certificate of Incorporation permits the Board of Directors to adopt, amend or repeal any or all of the Company's bylaws without stockholder action and provide that such bylaws may also be adopted, amended or repealed by its stockholders, but only if approved by holders of 66 2/3% or more of the voting power of all outstanding shares of voting stock, including in any instance in which the alteration is proposed by an interested stockholder or by affiliates or associate of any interested stockholder, the affirmative vote of the holders of at least a majority of voting power of all outstanding shares of voting stock held by persons other than the interested stockholder who proposed such action. However, the only stockholder vote required if the modification is approved by a majority of the continuing directors is the affirmative vote of the majority of the voting power of all outstanding shares of voting stock.

1999 STOCK OPTION PLAN

         As of April 12, 1999, the Company's Board of Directors approved a 1999 Stock Option Plan (the "Stock Option Plan"), and was approved by the shareholders on August 31, 1999. The Company has reserved for issuance thereunder an aggregate of 1,500,000 shares of Common Stock. The Stock Option Plan provides for the grant to employees of the Company of incentive stock options within the meaning of Section 422 of the Code, and for the grant to employees and consultants of nonstatutory stock options. The description of the 1999 Stock Option Plan is intended to be a summary of the material provisions of the Stock Option Plan and does not purport to be complete.

         GENERAL. The general purposes of the Stock Option Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants of the Company and to promote the success of the Company's business. It is intended that these purposes will be effected through the granting of stock options, which may be either "incentive stock options" as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or nonstatutory stock options.

         The Stock Option Plan provides that options may be granted to the employees (including officers and directors who are employees) and consultants of the Company, or of any parent or subsidiary of the Company. Incentive stock options may be granted only to employees. An employee or consultant who has been granted an option may, if otherwise eligible, be granted additional options. The Company has not granted any options to purchase shares of Common Stock under the Stock Option Plan.

         Administration of and Eligibility Under Stock Option Plan. The Stock Option Plan, as adopted, provides for the issuance of options to purchase shares of Common Stock to officers, directors, employees, independent contractors and consultants of the Company and its subsidiaries as an incentive to remain in the employ of or to provide services to the Company and its subsidiaries. The Stock Option Plan authorizes the issuance of incentive stock options ("ISOs"), non-qualified stock options ("NSOs") and stock appreciation rights ("SARs") to be granted by a committee (the "Committee") to be established by the Board of Directors to administer the Stock Option Plan, which will consist of at least two (2) outside directors of the Company.

         Subject to the terms and conditions of the Stock Option Plan, the Committee will have the sole authority to determine: (a) the persons ("optionees") to whom options to purchase shares of Common Stock and SARs will be granted, (b) the number of options and SARs to be granted to each such optionee, (c) the price to be paid for each share of Common Stock upon the exercise of each option, (d) the period within which each option and SAR will be exercised and any extensions thereof, and (e) the terms and conditions of each such stock option agreement and SAR agreement which may be entered into between the Company and any such optionee.

         All officers, directors and employees of the Company and its subsidiaries and certain consultants and other persons providing significant services to the Company and its subsidiaries will be eligible to receive grants of options and SARs under the Stock Option Plan. However, only employees of the Company and its subsidiaries are eligible to be granted ISOs.

         STOCK OPTION AGREEMENTS. All options granted under the Stock Option Plan will be evidenced by an option agreement or SAR agreement between the Company and the optionee receiving such option or SAR. Provisions of such agreements entered into under the Stock Option Plan need not be identical and may include any term or condition which is not inconsistent with the Stock Option Plan and which the Committee deems appropriate for inclusion.

         INCENTIVE STOCK OPTIONS. Except for ISOs granted to stockholders possessing more than ten percent (10%) of the total combined voting power of all classes of the securities of the Company or its subsidiaries to whom such ownership is attributed on the date of grant ("Ten Percent Stockholders"), the exercise price of each ISO must be at least one hundred percent (100%) of the fair market value of the Company's Common Stock as determined on the date of grant. ISOs granted to Ten Percent Stockholders must be at an exercise price of not less than one hundred ten percent (110%) of such fair market value.

         Each ISO must be exercised, if at all, within ten (10) years from the date of grant, but, within five (5) years of the date of grant in the case of ISO's granted to Ten Percent Stockholders. An optionee of an ISO may not exercise an ISO granted under the Stock Option Plan so long as such person holds a previously granted and unexercised ISO. The aggregate fair market value (determined at time of the grant of the ISO) of the Common Stock with respect to which the ISOs are exercisable for the first time by the optionee during any calendar year shall not exceed $100,000.

         As of the date of this Registration Statement, no ISO's have been granted under the Stock Option Plan.

         NON-QUALIFIED STOCK OPTIONS. The exercise price of each NSO will be determined by the Committee on the date of grant. The Company hereby undertakes not to grant any non-qualified stock options under the Stock Option Plan at an exercise price less than eighty five percent (85%) of the fair market value of the Common Stock on the date of grant of any non-qualified stock option under the Stock Option Plan. The exercise period for each NSO will be determined by the Committee at the time such option is granted, but in no event will such exercise period exceed ten (10) years from the date of grant. As of the date of this Registration Statement no NSO's have been granted under the Stock Option Plan.

         STOCK APPRECIATION RIGHTS. Each SAR granted under the Stock Option Plan will entitle the holder thereof, upon the exercise of the SAR, to receive from the Company, in exchange therefor, an amount equal in value to the excess of the fair market value of the Common Stock on the date of exercise of one share of Common Stock over its fair market value on the date of exercise of one share of Common Stock over its fair market value on the date of grant (or in the case of an SAR granted in connection with an option, the excess of the fair market of one share of Common Stock at the time of exercise over the option exercise price per share under the option to which the SAR relates), multiplied by the number of shares of Common Stock covered by the SAR or the option, or portion thereof, that is surrendered.

         SARs will be exercisable only at the time or times established by the Committee. If an SAR is granted in connection with an option, the SAR will be exercisable only to the extent and on the same conditions that the related option could be exercised. The Committee may withdraw any SAR granted under the Stock Option Plan at any time and may impose any conditions upon the exercise of an SAR or adopt rules and regulations from time to time affecting the rights of holders of SARs. As of the date of this Registration Statement, no SAR's have been granted.

         TERMINATION OF OPTION AND TRANSFERABILITY. In general, any unexpired options and SARs granted under the Stock Option Plan will terminate: (a) in the event of death or disability, pursuant to the terms of the option agreement or SAR agreement, but not less than six (6) months or more than twelve (12) months after the applicable date of such event, (b) in the event of retirement, pursuant to the terms of the option agreement or SAR agreement, but no less that thirty (30) days or more than three (3) months after such retirement date, or
(c) in the event of termination of such person other than for death, disability or retirement, until thirty (30) days after the date of such termination. However, the Committee may in its sole discretion accelerate the exercisability of any or all options or SARs upon termination of employment or cessation of services. The options and SARs granted under the Stock Option Plan generally will be non-transferable, except by will or the laws of descent and distribution.

         ADJUSTMENTS RESULTING FROM CHANGES IN CAPITALIZATION. The number of shares of Common Stock reserved under the Stock Option Plan and the number and price of shares of Common Stock covered by each outstanding option or SAR under the Stock Option Plan will be proportionately adjusted by the Committee for any increase or decrease in the number of issued and outstanding shares of Common Stock resulting from any stock dividends, split-ups, consolidations, recapitalizations, reorganizations or like event.

         AMENDMENT OR DISCONTINUANCE OF STOCK OPTION PLAN. The Board of Directors has the right to amend, suspend or terminate the Stock Option Plan at any time. Unless sooner terminated by the Board of Directors, the Stock Option Plan will terminate on the tenth anniversary date of the effectiveness of the Stock Option Plan

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS.

         As of November 19, 1999, the authorized capital stock of the Company consisted of 100,000,000 shares of common stock, par value $0.001 per share (the "Common Stock") and 2,000,000 shares of preferred stock, par value $0.001 per share (the "Preferred Stock"). As of November 16, 1999, there were issued and outstanding 19,825,410 shares of Common Stock and options to purchase 2,252,000 shares of Common Stock.

         The Company's Common Stock is listed for trading in the over-the-counter market and is quoted on the NASD Bulletin Board under the symbol "GOCA." The Company's Common Stock has a very limited trading history and has been quoted on the Bulletin Board only since April 19, 1999. The following table sets forth quotations for the bid and asked prices for the Common Stock for the periods indicated below, based upon quotations between dealers, without adjustments for stock splits, dividends, retail mark-ups, mark-downs or commissions, and therefore, may not represent actual transactions:

                                                                Closing Bid                 Closing Asked
                                                                -----------                 -------------
                                                             High          Low            High           Low
                                                             ----          ---            ----           ---
Year Ended December 31, 1998

1st Quarter (1)                                              1.125        0.25          3.125          1
2nd Quarter                                                  1.0625       0.21875       2              0.28125
3rd Quarter                                                  0.50         0.14          0.5625         0.23
4th Quarter                                                  0.9375       0.3125        1              0.46875

Year Ending December 31, 1999

1st Quarter                                                  2.375        0.46          2.50           0.53125
2nd Quarter                                                  2.40625      1.4375        2.5625         1.50
3rd Quarter                                                  1.875        0.71875       2              0.8125


--------------------

1. From February 10, 1998 through March 31, 1998.

         The bid and asked sales prices of the Common Stock, as traded in the over-the-counter market, on November 15, 1999, were approximately $0.625 and $0.75, respectively.

         No dividend has been declared or paid by the Company since inception. The Company does not anticipate that any dividends will be declared or paid in the future.

         The transfer agent for the Company is Interwest Transfer Company, 1981 East South, #100, Salt Lake City, Utah 84117, telephone 801-272-9294.

ITEM 2.  LEGAL PROCEEDINGS.

         Harvey Productions, Inc. vs. Michael Ruge and Go Call, Inc., Los Angeles County Superior Court Case No. Sc 054315. A Complaint was filed against the Company and Michael Ruge, Chief Executive Officer of the Company on or about September 23, 1998, claiming $75,000 in damages. with respect to an alleged contract for television production services and distribution of a syndicated television program. the Complaint alleges breach of contract, fraud and deceit, common count, open book account and account stated. The Complaint includes a prayer for special damages according to proof, general damages according to proof, attorney's fees according to proof, costs of suit, punitive damages and interest. The Complaint also alleges that the Company is the alter ego of Mr. Ruge. The Company and Ruge have filed an Answer denying liability and raising affirmative defenses. The Company and Mr. Ruge deny liability to Plaintiff and contend that Plaintiff breached its obligations to the Company and failed to deliver the program to the Company on a timely basis as agreed. The Company contends it suffered damages as a result thereof. The Company intends to defend this matter vigorously. Trial is currently scheduled for November 30, 1999.

         In September, 1999, the purchaser of the Banner.ad division made a formal demand for the closing of the transaction and delivery of the division. At present, the Company is negotiating this dispute and anticipates being able to settle the matter without litigation, although no assurance can be given to that effect.

         Except as set forth above, the Company knows of no material legal actions, pending or threatened, or judgment entered against the Company or any executive officer or director of the Company, in his capacity as such.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         ISSUANCES OF COMMON STOCK FOR CASH AND SERVICES DURING 1998

         In February, 1998, the Company issued 5,906,175 shares of its Common Stock to the former shareholders of Go Phone, Inc. in connection with the reorganization of Go Phone, Inc. with the Company.

         During fiscal 1998, the Company sold 4,260,500 shares of its Common Stock to eighteen investors, at prices ranging from $0.20 per share to $8.00 per share, for aggregate proceeds of $564,319.

         During fiscal 1998, the Company issued 280,000 shares of Common Stock to four consultants for services performed in marketing the Company's business.

         ISSUANCES OF COMMON STOCK FOR SERVICES DURING 1999

         In January, 1999, the Company issued 500,000 shares of Common Stock to Mid-Ocean Financial, an unaffiliated third party, for services to be rendered in obtaining financing for the Company.

         In February, 1999, the Company issued 312,500 shares of Common Stock to two consultants for services to be rendered in obtaining financing for the Company.

         In May, 1999, the Company issued 9,715 shares of Common Stock to three employees and consultants for accounting and hotel management services rendered. In May, 1999 the trading price of the Company's Common Stock ranged from $1.0625 to $2.6875 per share.

         In August, 1999, the Company issued 35,000 shares of Common Stock to four employees and consultants for technical computer and advertising services. In August, 1999, the trading price of the Company's Common Stock ranged from $1.25 to $1.50 per share.

         In September, 1999, the Company issued 55,000 shares of Common Stock to four employees and consultants for services in promoting investment in the Company's Common Stock. In September, 1999, the trading price of the Company's Common Stock ranged from $0.6875 to $1.375 per share.

         In October, 1999, the Company issued 500,000 shares of Common Stock to Michael Ruge, an officer, director and principal shareholder of the Company, for management services. In October, 1999, the Company issued a total of 1,632,500 shares of Common Stock to three consultants for future services in promoting the business of the Company and in obtaining financing for the Company. In October, 1999, the trading price of the Company's Common Stock ranged from $0.6875 to $1.00 per share.

         ISSUANCES OF COMMON STOCK FOR CASH DURING 1999

         In April and May, 1999, the Company issued 189,248 shares of Common Stock to eight persons for aggregate proceeds of $61,844.

         In June, 1999, the Company issued 154,045 shares of Common Stock to seven persons for aggregate proceeds of $204,246. In June, 1999, the trading price of the Company's Common Stock ranged from $1.8125 to $2.6875 per share.

         In August, 1999, the Company issued 107,111 shares of Common Stock to six persons for aggregate proceeds of $139,244. In August, 1999, the trading price of the Company's Common Stock ranged from $1.25 to $1.50 per share.

         In September, 1999, the Company issued 91,000 shares of Common Stock to seven persons for aggregate proceeds of $68,250. In September, 1999, the trading price of the Company's Common Stock ranged from $0.6875 to $1.375 per share.

         ISSUANCES OF OPTIONS DURING 1999

         In August and September, 1999, the Company granted a total of 360,000 options at exercise prices from $1.00 to $1.50 per share, to three consultants for future services in connection with obtaining additional financing for the Company.

         Except as otherwise provided above, the Company believes all of the foregoing issuances of securities were made solely in transactions exempt from registration under Section 4(2) of the Securities Act.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company's Certificate of Incorporation and Bylaws designate the relative duties and responsibilities of the Company's officers, establish procedures for actions by directors and stockholders and other items. The Company's Certificate of Incorporation and Bylaws also contain extensive indemnification provisions which will permit the Company to indemnify its officers and directors to the maximum extent provided by Delaware law.

         A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses, including amounts paid in settlement and attorney's fees actually and reasonably incurred by him or her in connection with the defense or settlement of the action or suit if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

         To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, he or she must be indemnified by the corporation against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the defense. Any indemnification under this section, unless ordered by a court or advanced pursuant to this section, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made: (a) by the stockholders; (b) by the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding; (c) if a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or (d) if a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

         The certificate of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. The provisions of this section do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

         The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section: (a) does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the certificate of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his or her official capacity or an action in another capacity while holding his or her office, except that indemnification, unless ordered by a court pursuant to this section or for the advancement of any director or officer if a final adjudication establishes that his or her acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action; and (b) continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

         On April 12 1999, the stockholders of the Company approved a form of indemnification agreement ("Indemnification Agreement") to be entered into with each of the Company's directors. All current officers and directors of the Company and its subsidiaries have executed Indemnification Agreements with the Company. These agreements include the following provisions:

         First, in the event an action is instituted by the person who is indemnified under the Indemnification Agreement ("Indemnitee") to enforce or interpret any of the terms therein, Indemnitee shall be entitled to be paid all costs and expenses, including reasonable attorneys' fees, incurred by the Indemnitee with respect to such action, unless as a part or such action, a court of competent jurisdiction determines that each of the material assertions made by the Indemnitee were not made in good faith or were frivolous. In the event of an action instituted by or in the name of the Company under the Indemnification Agreement or to enforce or interpret any of the terms therein, the Indemnitee shall be entitled to be paid all costs and expenses, including reasonable attorneys' fees, incurred by the Indemnitee in the defense of such action, unless as a part of such action the court determines that each of the Indemnitee's material defenses to such action were made in bad faith or were frivolous.

         Second, the Indemnification Agreements explicitly provide for partial indemnification of costs and expenses in the event that an Indemnitee is not entitled to full indemnification under the terms of the Indemnification Agreements.

         Third, in the event the Company shall be obligated to pay the expenses of any proceeding against the Indemnitee, the Company shall be entitled to assume the defense of such proceeding, with counsel approved by the indemnified party, which approval shall not be unreasonably withheld, upon the delivery to the Indemnitee of written notice of its election to do so. The Company shall have the right to conduct such defense as it sees fit in its sole discretion, including the right to settle any claim against Indemnitee without the consent of the Indemnitee.

         Fourth, indemnification provided by the Indemnification Agreements is not exclusive of any rights to which the Indemnitee may be entitled under the Company's Certificate of Incorporation, its Bylaws, any agreement, any vote of stockholders or disinterested directors, or otherwise. The indemnification provided under the Indemnification Agreements continues for any action taken or not taken while serving in an indemnified capacity even though the Indemnitee may have ceased to serve in such capacity at the time of the action, suit or other covered proceeding.

         Finally, the Indemnification Agreements provide for certain exceptions to indemnification which include the following: (a) indemnification for liabilities where the law prohibits indemnification; (b) indemnification or advancement of expenses with respect to proceedings or claims initiated or brought voluntarily by an Indemnitee and not by way of defense, except with respect to proceedings brought to establish or enforce a right to indemnification under the Indemnification Agreements or any statute or law or otherwise as required under Delaware law; and (c) indemnification for expenses in the payment of profits arising from the purchase and sale by the Indemnitee of securities in violation of Section 16(b) of the Exchange Act or any similar or successor statute.

PART F/S













         GO CALL INC.

         AUDITOR'S REPORT
         AND CONSOLIDATED FINANCIAL STATEMENTS

         DECEMBER 31, 1998

AUDITOR'S REPORT





To the Shareholders of
Go Call Inc.


We have audited the consolidated balance sheet of Go Call Inc. and its subsidiary as at December 31, 1998 and December 31, 1997 and the consolidated statements of operations, changes in shareholders' equity and cash flows for the year ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts in the financial statements. An audit also includes assessing the accounting principles used and the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Go Call Inc. and its subsidiary as at December 31, 1998 and December 31, 1997 and the results of their operations and cash flows for the year ended December 31, 1998 in accordance with generally accepted accounting principles in the United States.


                                                           /S/ COLLINS BARROW
Chatham, Ontario, Canada
November 14, 1999                                          CHARTERED ACCOUNTANTS

GO CALL INC.

FINANCIAL STATEMENTS

DECEMBER 31, 1998









Consolidated balance sheet                                                  1

Consolidated statement of operations                                        2

Consolidated statement of changes in shareholders' equity                   3

Consolidated statement of cash flows                                        4

Notes to consolidated financial statements                                5 - 18

                                                                               1

GO CALL INC.

CONSOLIDATED BALANCE SHEET

                                                                               DECEMBER 31                   SEPTEMBER 30
                                                                     -----------------------------------     -------------
                                                                          1998                 1997               1999
                                                                     --------------       --------------     --------------
                                                                                                                UNAUDITED
CURRENT ASSETS
Cash                                                                 $      42,962        $       5,913      $     124,807
Accounts receivable, net (note 3)                                          124,367               16,128            353,747
Inventories                                                                  5,233                4,485              3,608
Deposits                                                                         -                    -             97,551
Prepaids                                                                    42,126                4,961             74,895
                                                                     --------------       --------------     --------------
                                                                           214,688               31,487            654,608
                                                                     --------------       --------------     --------------
LONG-TERM ASSETS
Investment in Country Star Restaurants, Inc.
   - initial investment                                                          -                    -            728,440
   - additional advances                                                         -                    -            235,355
                                                                     --------------       --------------     --------------
                                                                                 -                    -            963,795
Due from shareholder                                                             -                    -            271,230
Property and equipment, net (note 4)                                     2,237,529            2,216,436          2,430,544
Intangible assets, net (note 6)                                            104,139                    -            103,954
                                                                     --------------       --------------     --------------
                                                                         2,341,668            2,216,436          3,769,523
                                                                     --------------       --------------     --------------
                                                                     $   2,556,356        $   2,247,923      $   4,424,131
                                                                     ==============       ==============     ==============

CURRENT LIABILITIES
Accounts payable and accrued charges                                 $     180,759        $     147,109      $     270,995
Foreign taxes payable                                                       10,000                    -             10,272
                                                                     --------------       --------------     --------------
                                                                           190,759              147,109            281,267
DUE TO SHAREHOLDERS                                                        228,791               85,954            948,903
                                                                     --------------       --------------     --------------
                                                                           419,550              233,063          1,230,170
                                                                     --------------       --------------     --------------
SHAREHOLDERS' EQUITY
Capital stock (note 8)                                                   4,397,053            3,314,734          6,231,326
Deficit                                                                 (2,107,940)          (1,248,476)        (2,522,979)
Accumulated other comprehensive loss                                      (152,307)             (51,398)          (514,386)
                                                                     --------------       --------------     --------------
                                                                         2,136,806            2,014,860          3,193,961
                                                                     --------------       --------------     --------------
                                                                     $   2,556,356        $   2,247,923      $   4,424,131
                                                                     ==============       ==============     ==============

                                                                               2

GO CALL INC.

CONSOLIDATED STATEMENT OF OPERATIONS

                                                               YEARS ENDED                        NINE MONTHS ENDED
                                                               DECEMBER 31                           SEPTEMBER 30
                                                    ---------------------------------      ---------------------------------
                                                        1998                1997               1999                1998
                                                    --------------     --------------      --------------     --------------
                                                                          UNAUDITED          UNAUDITED          UNAUDITED
                                                                        (SEE NOTE 17)
REVENUE
Wagers processed, net of payouts                    $      81,677      $           -       $     967,299      $           -
Other revenue                                             833,128            387,318              44,979            513,911
                                                    --------------     --------------      --------------     --------------
                                                          914,805            387,318           1,012,278            513,911
                                                    --------------     --------------      --------------     --------------

EXPENSES
Direct expenses                                           578,489            336,492             571,061            290,637
Amortization                                               80,789             74,109              70,783             46,539
Interest                                                   11,174              4,939               2,448              7,333
General and administrative                              1,103,817            463,037             783,025            651,553
                                                    --------------     --------------      --------------     --------------
                                                        1,774,269            878,577           1,427,317            996,062
                                                    --------------     --------------      --------------     --------------

LOSS FROM OPERATIONS                                     (859,464)          (491,259)           (415,039)          (482,151)
WRITE DOWN HOTEL TO NET
  REALIZABLE VALUE (note 5)                                     -           (500,000)                  -                  -
                                                    --------------     --------------      --------------     --------------

NET LOSS                                            $    (859,464)     $    (991,259)      $    (415,039)     $    (482,151)
                                                    ==============     ==============      ==============     ==============

LOSS PER COMMON SHARE                               $       (0.09)     $       (0.12)      $       (0.03)     $       (0.06)
                                                    ==============     ==============      ==============     ==============
WEIGHTED AVERAGE SHARES OUTSTANDING                     9,351,425          8,156,175          15,536,226          8,633,908
                                                    ==============     ==============      ==============     ==============


NOTE THAT OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 DO NOT INCLUDE THE RESULTS OF OPERATIONS OF COUNTRY STAR RESTAURANTS, INC., FOR THE PERIOD SINCE THE DATE OF ACQUISITION, MARCH 11, 1999 TO SEPTEMBER 30, 1999.

GO CALL INC.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 1998  AND DECEMBER 31, 1997 (unaudited) AND
NINE MONTHS ENDED SEPTEMBER 30, 1999 (unaudited)

                                                Common                                 Accumulated other                  Total
                                              Outstanding     Stock       Accumulated   Comprehensive    Convertible   Shareholders'
                                                Shares       Capital        Deficit      Income(loss)        Debt         Equity
                                             ------------  ------------   ------------   ------------    ------------  ------------
DECEMBER 31, 1996 UNAUDITED                    2,250,000   $    70,000    $   (70,000)   $         -     $         -   $         -
Net loss                                               -             -              -              -               -             -
                                             ------------  ------------   ------------   ------------    ------------  ------------
DECEMBER 31, 1997 AUDITED                      2,250,000        70,000        (70,000)             -               -             -
Acquisition on business
  combination (note 2)                        11,812,350     3,244,734     (1,178,476)       (51,398)              -     2,014,860
Cancellation of stock
  following 1:2 split                         (5,906,175)            -              -              -               -             -
                                             ------------  ------------   ------------   ------------    ------------  ------------
DECEMBER 31, 1997 RESTATED                     8,156,175     3,314,734     (1,248,476)       (51,398)              -     2,014,860

Comprehensive income:
Net loss                                               -             -       (859,464)             -               -      (859,464)
Foreign currency translation
  adjustment                                           -             -              -       (100,909)              -      (100,909)
Issuance of convertible debt                           -             -              -              -         250,000       250,000
Subscriptions for stock                          100,000        42,000              -              -               -        42,000
Issuance of stock for cash                     4,260,500       564,319              -              -               -       564,319
Issuance of stock for product
  or services                                    280,000        74,000              -              -               -        74,000
Conversion of debt into
  stock                                          333,333       250,000              -              -        (250,000)            -
Stock allocated for products,
  not issued at year end                         170,000       102,000              -              -               -       102,000
Stock allocated for cash, not
  issued at year end                             166,667        50,000              -              -               -        50,000
                                             ------------  ------------   ------------   ------------    ------------  ------------
DECEMBER 31, 1998                             13,466,675     4,397,053     (2,107,940)      (152,307)              -     2,136,806
Comprehensive income:
Net loss                                               -             -       (415,039)             -               -      (415,039)
Foreign currency translation
  adjustment                                           -             -              -       (362,079)              -      (362,079)
Issuance of stock for cash                     4,139,102     1,834,273              -              -               -     1,834,273
                                             ------------  ------------   ------------   ------------    ------------  ------------
SEPTEMBER 30, 1999 UNAUDITED                  17,605,777   $ 6,231,326    $(2,522,979)   $  (514,386)    $         -   $ 3,193,961
                                             ============  ============   ============   ============    ============  ============
AUTHORIZED CAPITAL STOCK
100,000,000 COMMON SHARES, WITHOUT PAR VALUE


                                                                               4
GO CALL INC.

STATEMENT OF CASH FLOWS

                                                                YEARS ENDED                         NINE MONTHS ENDED
                                                                DECEMBER 31                            SEPTEMBER 30
                                                    ----------------------------------      ---------------------------------
                                                         1998                1997               1999                1998
                                                    --------------      --------------      --------------     --------------
                                                                          UNAUDITED           UNAUDITED           UNAUDITED
                                                                        (SEE NOTE 17)
CASH PROVIDED BY (USED IN)
OPERATIONS
Net loss                                            $    (859,464)      $    (991,259)      $    (415,039)     $    (482,151)
Items not requiring cash:
Amortization                                               80,789              74,109              70,783             46,539
Services paid with common shares                           74,000                   -                   -                  -
Write down of hotel (note 5)                                    -             500,000                   -                  -
                                                    --------------      --------------      --------------     --------------
                                                         (704,675)           (417,160)           (344,256)          (435,612)
Net change in non-cash working capital
items affecting operations (note 14)                     (102,502)             223,264           (774,152)           (32,123)
                                                    --------------      --------------      --------------     --------------
                                                         (807,177)           (193,886)         (1,118,408)          (467,735)
                                                    --------------      --------------      --------------     --------------
INVESTING
Purchase of capital assets                                (97,355)            (98,655)           (263,613)            (6,010)
Purchase of intangible assets                              (6,667)                  -                   -                  -
                                                    --------------      --------------      --------------     --------------
                                                         (104,022)            (98.655)           (263,613)            (6,010)
                                                    --------------      --------------      --------------     --------------
FINANCING
Due to shareholders                                       142,838              97,903             720,112              9,813
Convertible debt issued                                   250,000                   -                   -                  -
Issue of common shares                                    614,319             242,488           1,834,273            389,069
Redemption of common shares in Country
  Star acquisitions (note 18)                                   -                   -            (728,440)                 -
Share subscriptions outstanding                            42,000                   -                   -                  -
                                                    --------------      --------------      --------------     --------------
                                                        1,049,157             340,391           1,825,945            398,882
                                                    --------------      --------------      --------------     --------------
EFFECT OF EXCHANGE RATE
  CHANGES ON CASH                                        (100,909)            (51,398)           (362,079)           132,156
                                                    --------------      --------------      --------------     --------------

CHANGE IN CASH POSITION                                    37,049              (3,548)             81,845             57,293
CASH POSITION, BEGINNING                                    5,913               9,461              42,962              5,913
                                                    --------------      --------------      --------------     --------------
CASH POSITION, ENDING                               $      42,962       $       5,913       $     124,807      $      63,206
                                                    ==============      ==============      ==============     ==============

                                                                               5
GO CALL INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 1998

--------------------------------------------------------------------------------

1.       NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

--------------------------------------------------------------------------------


The company was incorporated in the State of Louisiana on March 1, 1994, as Omni Advantage Inc. Effective February 12, 1998, the company formed a subsidiary company, Go Call Inc. in the State of Delaware. Pursuant to a Certificate of Merger, February 17, 1998 the company has merged with the subsidiary company and continues operations as Go Call Inc. The resulting company resides in the City of Wilmington in the State of Delaware. The company holds a 100% interest in a Canadian subsidiary corporation which provides telecommunication and Internet products and services. All of the company's operations and related assets and liabilities are held by the Canadian subsidiary.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF PRESENTATION

The consolidated financial statements are reported using United States dollars, measured using Canadian dollars and are presented on the basis of accounting principles that are generally accepted in the United States.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the company, Go Call Inc. and its subsidiary, Go Call Canada Inc., which is wholly owned.

USE OF ESTIMATES

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles and as such, include estimates and assumptions of management that affect the amounts reported in the consolidated financial statements. Actual results could differ from these estimates.

INVENTORIES

Inventories are valued at the lower of cost and net realizable value. Cost is determined on the first-in, first-out basis.

                                                                               6
GO CALL INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 1998

--------------------------------------------------------------------------------

1.       NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         (continued)

--------------------------------------------------------------------------------


PROPERTY AND EQUIPMENT

Property, equipment and other long-lived assets is recorded at cost less accumulated amortization, which is calculated using the diminishing balance method. Cost includes major expenditures of improvements and replacement which extend useful lives or increase capacity of the assets. Expenditures for maintenance and repairs are expensed as incurred. The carrying amount of all long-lived assets is evaluated periodically to determine if adjustment to the amortization period or to the unamortized balance is warranted.

Costs for software that are incurred in the preliminary project stage are expensed as incurred. Costs incurred during the application development stage are capitalized and amortized over the estimated useful life of the software.

Amortization of assets other than leasehold improvements is calculated using the following rates:

Buildings                              5%
Equipment                             20%
Furniture and fixtures                20%
Vehicles                              30%
Computer                              30%
Purchased computer software          100%

Half of the full rates are used in the year of acquisition.

Leasehold improvements are amortized using the straight-line method over 5 years.

The hotel did not commence active operations until January 1999, as a result, no amortization has been calculated on the hotel assets for the current year.

OTHER ASSETS

Other assets consist of purchases of specialized software and advertising rights. They are amortized over management's estimate of their useful life which is two years.

                                                                               7
GO CALL INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 1998

--------------------------------------------------------------------------------

1.       NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         (continued)

--------------------------------------------------------------------------------


NON-CASH SECURITIES ISSUANCE

Shares of common stock issued for other than cash have been assigned amounts equivalent to the fair value of the services or products received in exchange.

FOREIGN CURRENCY TRANSLATION

Foreign currency assets and liabilities have been translated into United States dollar values at the rate of exchange prevailing at the balance sheet date. Foreign currency revenues and expenses are translated at average exchange rates for the period reported.

The company has determined that its Canadian operations are self-sustaining and accordingly the local currency is the functional currency for reporting in the financial statements. The resulting net foreign exchange adjustment on the translation of their financial statements from Canadian to United States currency has been deferred and included as a separate component of shareholders' equity.

INCOME TAXES

The company uses the liability approach to accounting for income taxes. The differences between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts to the amounts that will be more likely than not be realized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net change in the deferred tax asset or liability accounts.

                                                                               8
GO CALL INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 1998

--------------------------------------------------------------------------------

1.       NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         (continued)

--------------------------------------------------------------------------------


INCOME (LOSS) PER SHARE

The computation of income (loss) per share of common stock is based on the weighted average number of shares and common share equivalents outstanding during the periods presented.

All stock options and warrants have been excluded from the computation of diluted loss per share as their effect would be antidilutive, and accordingly, there is no reconciliation between basic and diluted loss per share for each of the periods presented.

SEGMENT REPORTING

The company adopted SFAS No. 131 "Disclosure about Segments of an Enterprise and Related Information" during 1998, which requires disclosures about products and services, geographic areas and major customers. The adoption of SFAS No. 131 did not affect results of operations or financial position. The company has provided comparable information for prior periods.


RECENT PRONOUNCEMENTS

In June 1998, FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", which is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging securities. Currently, as the Company has no derivative instruments, the adoption of SFAS No. 133 would have not impact on the Company's financial condition or results of operations.

                                                                               9
GO CALL INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 1998

--------------------------------------------------------------------------------

2.       BUSINESS COMBINATION

--------------------------------------------------------------------------------


Pursuant to a share exchange agreement effective March 1, 1998, the company issued 5,906,175 common shares representing 72% of the issued share capital of the company to the shareholders of Go Phone Inc., a Canadian company, in exchange for all of the issued and outstanding shares of Go Phone Inc. Go Phone Inc. has been combined with an inoperative subsidiary of the company, Omni Advantage Canada Limited and is now operating as Go Call Canada Inc. The business combination has been accounted for as a reverse takeover by the purchase method and accordingly, the net assets and results of operations of Go Call Inc. have been included in the company's consolidated financial statements since the date of acquisition. In accordance with reverse takeover accounting, these financial statements are a continuation of Go Phone Inc. and the comparative period presented is that of Go Phone Inc. The capital structure (authorized shares and issued shares) of the company is that of Go Call Inc. and other components of the shareholders' equity is that of Go Phone Inc.

At the date of acquisition, Go Call Inc. had nominal assets and liabilities and Go Phone Inc. had assets and liabilities as follows:

         Current assets            $     55,644
         Property and equipment       2,253,956
         Current liabilities           (102,171)
         Long-term liabilities         (107,213)
         Accumulated deficit          1,214,518
                                   -------------

         Net assets acquired       $  3,314,734
                                   =============

--------------------------------------------------------------------------------

3.       ACCOUNTS RECEIVABLE                              1998       1997

--------------------------------------------------------------------------------


Trade accounts (net of allowance of $3,516)           $  56,467   $  23,009
Share subscriptions                                      67,900      (6,881)
                                                      ----------  ----------
                                                      $ 124,367   $  16,128
                                                      ==========  ==========

                                                                              10
GO CALL INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 1998


------------------------------------------------------------------------------------------------------------------

4.       PROPERTY AND EQUIPMENT                                 1998                                    1997

------------------------------------------------------------------------------------------------------------------
                                                            Accumulated
                                       Cost                 Amortization              Net                 Net
                                   -------------           -------------         ------------        ------------
Land                               $     70,000            $          -          $    70,000         $    70,000

Hotel buildings                       1,914,337                       -            1,914,337           1,912,525

Equipment                                34,999                   6,995               28,004              10,292

Furniture and fixtures                  109,009                  18,105               90,994              84,064

Vehicles                                 46,057                  13,151               32,906              35,197

Computer hardware                       137,503                  88,003               49,500              52,145

Computer software                        16,161                  11,513                4,648               7,667

Leasehold improvements                   33,953                   7,315               26,638               7,177

Telephone equipment                      55,465                  34,963               20,502              33,773
                                   -------------           -------------         ------------        ------------
                                   $  2,417,484            $    179,955          $ 2,237,529         $ 2,216,436
                                   =============           =============         ============        ============


--------------------------------------------------------------------------------

5.       HOTEL WRITE DOWN

--------------------------------------------------------------------------------


In the prior period, the Company acquired a hotel in exchange for 3,360,000 common shares for an agreed upon purchase price of $2,500,000. Subsequent to the purchase, the value of the land and buildings was appraised for $500,000 less than the original purchase price. The hotel land and buildings have been written down to reflect the estimated net recoverable value of the assets based on an appraisal issued February 8, 1998.

                                                                              11
GO CALL INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 1998


--------------------------------------------------------------------------------

6.       INTANGIBLE ASSETS                        1998       1997

--------------------------------------------------------------------------------


Software and distribution rights, at cost      $ 108,667  $       -
Accumulated amortization                          (4,528)         -
                                               ---------- ----------
                                               $ 104,139  $       -
                                               ========== ==========

--------------------------------------------------------------------------------

7.       DUE TO SHAREHOLDERS                             1998          1997

--------------------------------------------------------------------------------


Unsecured advances from a shareholder, bearing
interest at the rate of 1% per month with no
specified due date                                   $   66,667  $   70,092

Unsecured advances from a member of
management who is a shareholder, interest
free with no specified term of repayment                104,141      15,862

Unsecured advances from a shareholder, interest
free with no specified term of repayment                 57,983           -
                                                     ----------- -----------
                                                     $  228,791  $   85,954
                                                     =========== ===========

Interest in the amount of $8,040 was paid on the $66,667 advances indicated above during 1998 ($2,102 - 1997).

--------------------------------------------------------------------------------

8.       CAPITAL STOCK

--------------------------------------------------------------------------------


On February 1, 1998, at a Special Meeting of Shareholders, the Company's shareholders approved the amalgamation of the Go Phone Inc. with Omni Advantage Canada (see Note 2), including a share split of two Go Phone Inc. shares for one Omni Advantage Canada Limited share. As a result, the number of shares issued and outstanding decreased from 11,812,350 shares to 5,906,175 shares.

                                                                              12
GO CALL INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 1998


--------------------------------------------------------------------------------

9.       STOCK COMPENSATION PLANS AND OTHER OPTION GRANTS

--------------------------------------------------------------------------------


Subsequent to the year end, the Company's board of directors has approved a Stock Option Plan to award options to the employees and consultants of the Company, at the discretion of management, for compensation for services rendered. The Company will account for activity issued under the stock option plan according to the requirements of SFAS No. 123 "Accounting for Stock-Based Compensation" in future fiscal periods.

Prior to the adoption of the Stock Option Plan, management had issued stock options of the company in exchange for assets acquired by or services provided to the company during the year. The fair value of the options granted during the year has been determined to be nil.

As at December 31, 1998 options and warrants were issued as follows:

          Number           Exercise
         of shares           Price                   Exercisable  Dates

         150,000           $1.00                     November 13, 1999 - November 13, 2001
         150,000           $2.00                     November 13, 2000 - November 13, 2002
         150,000           $2.00                     November 13, 2001 - November 13, 2003
         150,000           $2.00                     November 13, 2002 - November 13, 2004
         200,000           $5.00                     November 13, 2002 - November 13, 2004
         500,000           $1.00                     expires December 31, 2004
          52,000           $1.00                     unlimited
          50,000           15% discount
                           from market               unlimited

Warrants issued:
         500,000           $3.00                     unlimited

No options or warrants have been exercised as of the year end.

                                                                              13
GO CALL INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 1998

--------------------------------------------------------------------------------

10.      INCOME TAXES                            1998             1997

--------------------------------------------------------------------------------


DEFERRED INCOME TAXES

Deferred tax assets consist of the following:
Gross deferred tax assets:
     Net operating losses                    $  386,760  $  446,067
     Amortization                                31,534      62,363
                                             ----------- -----------
Net deferred tax assets                         418,294     508,430
Valuation allowance                            (418,294)   (508,430)
                                             ----------- -----------
                                             $        -  $        -
                                             =========== ===========

The Company has provided a valuation allowance for net deferred tax assets of its operations since realization of these benefits cannot be reasonably assured. The change in the valuation allowance for net deferred tax assets from December 31, 1997 to December 31, 1998 related to additional losses in the period.

INCOME TAX RATE

The Company did not recognize any current income tax expense or benefit for December 31, 1998 or December 31, 1997 and no cash was paid for income taxes in December 31, 1998 or December 31, 1997. There are no reconciling items between the effective rate of income tax assessed against the company's loss from operations and the statutory rate of income tax of 44.62%.

FUTURE INCOME TAX BENEFITS

The Company and its Canadian subsidiary have not generated taxable income since inception. As a result, no provision for income taxes has been made.

Income tax returns for the Canadian subsidiary have not yet been assessed by Revenue Canada. As of March 1, 1998 the company's active operations have been in Canada and as such, the Company is subject only to Canadian income tax on operations.

The U.S. company has not filed income tax returns since its inception. As such, it is unclear whether expenses for services rendered in exchange for common shares could be deducted under current federal tax law. Assuming the recipients of such services included the fair value of their services in income on their personal and corporate tax returns, the Company could be able to deduct such losses.

                                                                              14
GO CALL INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 1998

--------------------------------------------------------------------------------

10.      INCOME TAXES (continued)

--------------------------------------------------------------------------------


Assuming that the company is able to deduct as expenses the services rendered to it in exchange for common shares, the Company can carry forward net operating losses of approximately $1,350,000 for Canadian income tax purposes and $70,000 for U.S. income tax purposes, expiring in varying amounts until December 31, 2005 and December 31, 2011 respectively.


--------------------------------------------------------------------------------

11.      INDUSTRY SEGMENT AND GEOGRAPHIC INFORMATION     1998        1997

--------------------------------------------------------------------------------


In accordance with statutory requirements, the Board of Directors has determined that the company and its subsidiary are engaged in one principal industry segment, as a provider of E-commerce and other telecommunication and Internet products and services as follows:.

Revenue:
     E-commerce                                       $   81,677   $
     Other telecommunication products and services       833,128      387,318
                                                      -----------  -----------

                                                      $  914,805   $  387,318
                                                      ===========  ===========

Loss from operations:
     E-commerce                                       $   33,253   $
     Other telecommunication products and services       826,211      491,259
                                                      -----------  -----------

                                                      $  859,464   $  491,259
                                                      ===========  ===========

Identifiable assets are located in Canada and in the Dominican Republic as follows:

     Canada                                           $  556,686   $  250,065
     Dominican Republic                                1,999,670    1,997,858
                                                      -----------  -----------

                                                      $2,556,356   $2,247,923
                                                      ===========  ===========

                                                                              15
GO CALL INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 1998


--------------------------------------------------------------------------------

12.      MEASUREMENT UNCERTAINTY

--------------------------------------------------------------------------------


The company has recorded in its accounts payable certain accounts which are in dispute but for which the company is being pursued for payment in the courts. These liabilities have been recorded in the books for the full amount of the claims The company may be able to successfully negotiate settlements for an amount less than the full claim. Any changes in the conditions and circumstances resulting in a change in the settlement amount of the liabilities, which could be material, will be booked in the period of change.

The U.S. company has not filed income tax returns since its inception. As such, it is unclear whether expenses for services rendered in exchange for common shares could be deducted under current federal tax law. Assuming the recipients of such services included the fair value of their services in income on their personal and corporate tax returns, the company could be able to deduct such losses. The company has not recognized any net value to these losses in the calculation of its assets and liabilities. Any changes which would result in the company not being able to utilize these losses would be adjusted through the valuation allowance in the period of change.

--------------------------------------------------------------------------------

13.      FINANCIAL INSTRUMENTS AND CREDIT RISK

--------------------------------------------------------------------------------


FAIR VALUE OF FINANCIAL INSTRUMENTS

The company's financial instruments consist of cash, accounts receivable, accounts payable and amounts due to related parties. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

FOREIGN EXCHANGE RISK MANAGEMENT

The company does not use forward exchange contracts or other hedging instruments to manage exposures resulting from foreign exchange fluctuations in the ordinary course of business. Unless otherwise disclosed in the notes to the financial statements, the estimated fair value of foreign denominated assets and liabilities approximates carrying value, translated at the prevailing exchange rates at year end.

                                                                              16
GO CALL INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 1998


--------------------------------------------------------------------------------

13.      FINANCIAL INSTRUMENTS AND CREDIT RISK (continued)

--------------------------------------------------------------------------------


CONCENTRATION OF CREDIT RISK

Of the trade receivables outstanding at December 31, 1998, $49,251 relates to E-commerce proceeds due from the management organization contracted to process client bids and pay outs. The company monitors the activity of the gaming operations and deposits from the management organization on a regular basis.


--------------------------------------------------------------------------------

14.      NET CHANGE IN NON-CASH WORKING CAPITAL ITEMS       1998        1997

--------------------------------------------------------------------------------



Accounts receivable                                     $ (108,239)  $ 147,822
Inventory                                                     (748)     13,300
Prepaid expenses                                           (37,165)      5,271
Accounts payable and accrued charges                        43,650      56,871
                                                        -----------  ----------
                                                        $ (102,502)  $ 223,264
                                                        ===========  ==========
--------------------------------------------------------------------------------

15.      COMMITMENTS

--------------------------------------------------------------------------------


The company's subsidiary leases a number of premises expiring December 31, 2002 and September 5, 2006. Minimum lease payments over the next five years are as follows:

                  1999              $   37,008
                  2000                  37,008
                  2001                  37,008
                  2002                  37,008
                  2003                  18,950
                                    ----------
                                    $  166,982
                                    ==========

                                                                              17
GO CALL INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 1998


--------------------------------------------------------------------------------

16.      UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

--------------------------------------------------------------------------------


The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced prior to, on or subsequent to January 1, 2000. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers or other third parties, will be fully resolved. Therefore, an entity's ability to conduct normal business operations may be impacted. This impact may range from significant system failure to minor errors.

The Company possesses a level of expertise in technology and has initiated a review of all of the hardware and software to ensure that its computer related applications will not fail or create erroneous results at the turn of the century. In addition, the Company has contacted all major suppliers to ensure that any potential disruptions caused by third parties will be minimized.


--------------------------------------------------------------------------------

17.      UNAUDITED COMPARATIVE FIGURES

--------------------------------------------------------------------------------


Audited figures for the income and cash flows for the year ended December 31, 1997 were not available and have been provided by the company for information purposes only. These figures were not audited or reviewed in any way by the company's external auditors.

--------------------------------------------------------------------------------

18.      SUBSEQUENT EVENTS

--------------------------------------------------------------------------------


INVESTMENT IN COUNTRY STAR RESTAURANTS, INC.

Pursuant to a Share Purchase Agreement dated March 11, 1999, the company has issued 4,552,751 common shares in exchange for 650,393 common shares which, based on preliminary information, represents controlling interest of Country Star Restaurants, Inc., a company incorporated in the state of Delaware. According to the preliminary unaudited balance of Country Star Restaurants, Inc. as at December 31, 1998, the company had assets and liabilities valued at approximately $4,837,000 and $3,555,000 respectively.

                                                                              18
GO CALL INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 1998


--------------------------------------------------------------------------------

18.      SUBSEQUENT EVENTS  (continued)

--------------------------------------------------------------------------------


In a subsequent agreement, the Company repurchased and cancelled the 4,552,751 shares issued as consideration for Country Star Restaurants for cash in the amount of $728,440. The company has retained a 92% controlling interest in Country Star Restaurants.

According to the latest financial information available for Country Star Restaurants, Inc., the company's independent certified public accountants included an explanatory paragraph in their report for the years ended December 31, 1996 and December 31, 1997, which indicated a substantial doubt as to the ability of the company to continue as a going concern due to significant losses in 1996 and 1997 and cash flow shortages. The financial statements for the year ended December 31, 1998 have not yet been finalized. Pursuant to SFAS 121, Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of, there will likely be a material adjustment to the valuation of certain assets owned by the company as of December 31, 1998. Management is unable to estimate the financial affect of this acquisition on the future operations of the Company.

Following regular business combination accounting, the acquisition of Country Star Restaurants, Inc. would be accounted for as a purchase and accordingly the assets and liabilities and results of operations of Country Star would be included in the company's financial statements from the date of acquisition. However, the Company plans to dispose of its investment in Country Star Restaurants. For reporting purposes, the net assets and liabilities, results of operations and cash flows from operating activities of this business will be disclosed separately from those of continuing operations for future periods. Management is currently pursuing options relating to the disposal of this investment.

INVESTMENT IN GO CASH INC.

In July 1999, the Company incorporated Go Cash Inc. in the Turks and Caicos Islands as a wholly owned subsidiary. Go Cash processes all wagering incomes and customer payouts related to the Internet gambling operations of the Company. The financial statements of the Company include the assets, liabilities and results of operations and cash flows of Go Cash Inc. since the date of incorporation.

PART III

ITEM 1.  INDEX TO EXHIBITS

2.1      Agreement of Reorganization with Go Phone, dated February 24, 1998
3.1      Revised and Restated Certificate of Incorporation. (1)
3.2      Bylaws. (1)
10.1     Form of Indemnification Agreement (1).
10.2     Stock Option Plan (1).
10.3     Asset Sale Agreement, dated August 16, 1999, for sale of Banner.ad.
27.1     Financial Data Schedule.


         1. Filed on October 1, 1999 as part of the Company's Registration Statement on Form 10-SB.

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

GO CALL, INC.

Dated: November 22, 1999                            By: /s/ Michael Ruge
                                                     ---------------------------
                                                     Michael Ruge,
                                                     Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.


Dated: November 22, 1999                             By: /s/ Irving Insik Moon
                                                     ---------------------------
                                                     Irving Insik Moon
                                                     Director

Dated: November 22, 1999                             By: /s/ Michael Ruge
                                                     ---------------------------
                                                     Michael Ruge
                                                     Director